
13002243


PREIT

THE PATH FORWARD

PREIT® 2012
ANNUAL REPORT

THE PATH FORWARD

In the pages ahead, we will discuss The Path Forward, focusing on four strategic objectives – balance sheet improvement, operational excellence, elevating portfolio quality and positioning for growth – that will allow us to achieve our vision: Driving shareholder value through the creation of dynamic and compelling shopping environments for the retailers, consumers and communities we serve.

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls. As of December 31, 2012, the Company's portfolio of 49 properties comprised 38 shopping malls, eight community and power centers, and three development properties. As of the record date, the Company's portfolio of 46 properties comprises 36 shopping malls, seven community and power centers, and three development properties. The Company's properties are located in 13 states in the eastern half of the United States, primarily in the Mid-Atlantic region. The operating retail properties have approximately 31.0 million total square feet of space. PREIT, headquartered in Philadelphia, Pennsylvania, is publicly traded on the NYSE under the symbol PEI. The Company's website can be found at preit.com.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (in thousands, except per share amounts)

Year ended December 31,	2012	2011	2010
Funds from operations*	$ 95,617	$ 105,585	$ 99,214
Total revenue	$ 427,182	$ 427,003	$ 426,057
Loss from continuing operations	$ (42,892)	$ (66,574)	$ (75,397)
Net loss attributable to common shareholders	$ (48,821)	$ (90,161)	$ (51,927)
Loss from continuing operations per share – basic and diluted	$ (0.90)	$ (1.18)	$ (1.44)
Net loss per share – basic and diluted	$ (0.89)	$ (1.66)	$ (1.04)
Investment in real estate, at cost	$ 3,477,540	$ 3,576,997	$ 3,587,468
Total assets	$ 2,877,624	$ 2,910,254	$ 3,080,117
Distributions paid per common share	$ 0.63	$ 0.60	$ 0.60
Number of common shares and OP Units outstanding	58,632	58,006	57,765
Total market capitalization	$ 3,337,292	$ 2,973,126	$ 3,241,799

*Reconciliation to GAAP can be found on page 14.


The new movie theater under construction at Moorestown Mall, Moorestown, NJ.

DEAR FELLOW SHAREHOLDERS

We made significant progress during the past year. In 2012, we transformed PREIT and the results included a stronger balance sheet, improved operating metrics, a higher quality portfolio and powerful returns to shareholders.

Most important, we charted a path to future growth that is clear, achievable and full of promise.

STRONG FUNDAMENTALS

PREIT's portfolio of malls and power centers recorded strong results in 2012. We increased same store comp sales to $378 per square foot from $370 in 2011, while same store total mall occupancy grew to 94.3% at year-end – up from 93.1% in 2011.

These results can be attributed to the quality of our portfolio, the creativity of our team in enhancing our shopping environments, and the development of solutions that are unique to each market. We also benefited from increased retailer demand and the resiliency of the U.S. consumer.

ENHANCING OUR PORTFOLIO

We are enhancing our portfolio by attracting new and diverse retailers, restaurants and entertainment destinations to our properties and by disposing of properties that do not fit with our strategy. This emphasis on a higher quality portfolio is improving our performance and allowing us to focus on assets where value creation prospects are strongest. It is also enticing customers to increase both the number and the duration of their visits.

At year end, we held a total of 49 properties comprising approximately 33 million square feet – including 38 shopping malls, eight community and power centers and three development properties. Since 2013 began, we divested of three non-core properties: Phillipsburg Mall, Orlando Fashion Square and Paxton Towne Centre. And we have another, Christiana Center, under agreement of sale.

POSITIVE FINANCIAL RESULTS

Our 2012 operating and financial results illustrate the potential of PREIT's long-term strategy. Funds from operations, as adjusted, same store net operating income ("NOI"), occupancy and sales per square foot all improved over 2011.

Thanks to these results, investors continued to recognize the value of our Company and its strategy. Over the course of the year, the price of PREIT's common shares increased by nearly 70 percent. We have recorded our 144th consecutive dividend payment and increased the dividend paid on our common shares by 20% to $0.18 since the beginning of 2012.

THE PATH FORWARD

In the pages ahead, we will discuss our Path Forward, focusing on four strategic objectives – balance sheet improvement, operational excellence, elevating portfolio quality and positioning for growth – that will allow us to achieve our vision: Driving shareholder value through the creation of dynamic and compelling shopping environments for the retailers, consumers and communities we serve. Accomplishing these strategic objectives is designed to position us to deliver strong returns to our shareholders.

I am honored to be at the helm as we pursue this path, having assumed the title of Chief Executive Officer in June 2012 when Ronald Rubin became Executive Chairman. I established priorities for our team and created a focus on values that emphasize innovation, collaboration and a culture of ownership.

I am confident that The Path Forward is leading to success because I am confident in our team – which includes our trustees, employees, retailers, shoppers and shareholders. All of us in the PREIT organization are grateful for their steadfast support and pledge to continue efforts to optimize value for our stakeholders in the years ahead.

Joseph F. Coradino

Joseph F. Coradino
Chief Executive Officer

April 5, 2013


EXPRESS
50%
UNTIL
NOON
FRIDAY

BALANCE SHEET IMPROVEMENT

As one of our top priorities, we made significant improvements to our balance sheet in 2012. We reduced our outstanding debt level, lowered interest rates on refinanced mortgages and our 2010 credit facility, increased the length of our debt maturities, unencumbered selected assets, and maintained strong liquidity levels.

INTEREST RATE AND DEBT LEVEL REDUCTION

With borrowing costs at their lowest levels in decades, we were active in the capital markets, issuing securities and refinancing key properties to lock in lower rates for the future.

We took advantage of the preferred share market by issuing two series of preferred shares – one in April and one in October – that generated combined proceeds of $195,200,000. We used the proceeds to reduce other indebtedness.

We negotiated attractive financing terms on a range of properties refinanced throughout our portfolio, which reduced our base of long-term, fixed-rate interest costs. In August, for example, we reduced the effective interest rate on the loan secured by Cherry Hill Mall in Cherry Hill, NJ, by 1.5 percentage points. In addition to strengthening our balance sheet, this transaction highlighted the value we created at this property from the 2009 redevelopment and ongoing tenancy upgrades.

In total, we completed nearly $500 million in property-level financings in 2012. These transactions generated net proceeds of approximately $102 million, reduced average interest rates from 5.54% to 4.25% and increased the weighted average maturity of our mortgage loans from 3.4 years to 5.0 years.

AN ONGOING PURSUIT

The combined interest savings from our 2012 financing activities will result in a considerable reduction of one of our key expenses – interest. But our pursuit of balance sheet improvement is far from complete.

With interest rates remaining near historic lows, we will seek opportunities to reduce costs and improve our financial ratios. At the same time, we will strive to take advantage of our growing financial strength to deliver stronger returns to shareholders.


GRAND LUX CAFE
GRAND LUX CAFE

The new Grand Lux Cafe, The Cheesecake Factory's "super upscale casual dining" concept, opened at Cherry Hill Mall in Cherry Hill, NJ, in July 2012. It is one of only 11 locations in the country.

OPERATIONAL EXCELLENCE

As a pioneer in the REIT industry, PREIT has a wealth of practical knowledge in real estate leasing and management. We are applying this knowledge with advanced strategies and fresh ideas as we continue to improve the results of our property operations.

SALES GROWTH

Our success is driven by the health of our tenants. A key indicator of a retailer's health is sales performance. We are committed to creating an environment that drives traffic to and sales at our properties. Examples of this include the addition of premier or catalyst retailers as well as the introduction of restaurants and entertainment options.

In November, we introduced a new Apple store to our portfolio at Willow Grove Park in Willow Grove, PA. We look forward to welcoming new customers who will find an exclusive lineup of complementary retail tenants to patronize. Earlier in the year at Willow Grove Park, we completed the remerchandising of a vacant department store to include Nordstrom Rack, offering a less conventional option for our shoppers.

Great restaurants are also proven traffic-generators and offer a more comprehensive experience for consumers. PREIT is continuing to bring destination dining to malls throughout its portfolio.

At Cherry Hill Mall, for instance, 2012 saw the opening of the Grand Lux Cafe, an upscale casual restaurant created by the founder of the hugely successful The Cheesecake Factory. Grand Lux Cafe joins an already impressive lineup of restaurants at the mall that includes The Capital Grille, Seasons 52, Maggiano's Little Italy, Bobby Flay's Bobby's Burger Palace, California Pizza Kitchen and Bahama Breeze.

In 2013, Valley Mall in Hagerstown, MD, will debut Cafe Rio Mexican Grill, a leading quick-service restaurant; as well as Red Robin Gourmet Burgers, a family eatery.

At Voorhees Town Center, in Voorhees, NJ, we welcomed Catelli Duo and Rodizio Grill. Elena Wu, created by renowned restaurateurs with roots in the Voorhees area, opened in 2013 and we look forward to adding Iron Hill Brewery & Restaurant, an award-winning brew pub, to the center's lineup of restaurants later this year.

OCCUPANCY IMPROVEMENT

Through creative strategies, PREIT increased same store total mall occupancy by 120 basis points, to 94.3%, in 2012.

By adding premier retailers, dining and entertainment establishments, as well as selectively introducing non-retail tenants – such as schools, offices, government services and healthcare providers – PREIT is helping its properties attract new customers while giving existing shoppers more reasons to extend their visits.

In September, we introduced Mercy Health Center at Plymouth Meeting Mall in Plymouth Meeting, PA, the Northeast's first full-scale medical health and wellness center at an enclosed mall. Offering a wide range of ambulatory services, the center is open seven days a week and rounds out offerings at the mall.

Another example of the creative solutions we employ can be seen at Voorhees Town Center, where we opened an exciting new Farmer's Market in 2012. The market has been a great community gathering spot and traffic builder on Saturday mornings between May and October.


FOREVER 21
PATRICK HENRY MALL

A new, large format Forever 21 replaced a vacant Borders bookstore at Patrick Henry Mall in Newport News, VA, one of PREIT's Core Growth properties. This addition will serve as a catalyst as we continue to reposition the retail offerings at this center.

ELEVATING PORTFOLIO QUALITY

PREIT has assembled a strong portfolio of owned and managed properties in 13 states, comprising more than 30 million square feet of retail space after accounting for the properties sold in the first quarter of 2013. We continue, however, to look for ways to increase the quality level of our asset base.

ASSET CLASSIFICATION

We classified our mall portfolio in order to demonstrate its existing underlying quality and to more clearly identify opportunities to drive value. Our four classes are Premier, Core Growth, Opportunistic and Non-Core malls. In 2012, approximately 80% of same store NOI, excluding properties held for sale, came from Premier and Core Growth malls, which delivered an average of $416 in sales per square foot.

PREMIER PROPERTIES

Our Premier properties are growing in value and will continue to benefit from selective tenant upgrading. These properties accounted for nearly 33% of same store NOI in 2012, excluding properties held for sale.

One example of a Premier property in our portfolio is Woodland Mall in Grand Rapids, MI. Located in the heart of the region's premier retail hub, Woodland Mall had a total occupancy of 98.3% at year-end and recorded $530 in sales per square foot. In addition to its prime location, this high-quality property benefits from a regional economy that is vibrant and growing, fueled by the healthcare, technology and pharmaceutical industries. Over the past two years, Woodland Mall welcomed many new, high-quality, market-exclusive tenants, including The North Face, Pottery Barn, Teavana and an expanded Forever 21.

CORE GROWTH PROPERTIES

Core Growth properties, our mid-tier holdings, benefit from solid trade areas, dominant positioning or limited competition. In many cases, value remains to be realized through comprehensive remerchandising plans and targeted asset strategies. These properties accounted for nearly 47% of same store NOI in 2012, excluding properties held for sale.

An example of these solid performers is Capital City Mall in Camp Hill, PA, a suburb of the state capital, Harrisburg. As the region's dominant mall, Capital City Mall features a number of first-to-market retailers and attracts strong daytime traffic from nearby federal and state offices. The mall ended the year with total occupancy of 96.9% and sales per square foot of $371. Going forward, we plan to continue upgrading Capital City Mall's dining, lifestyle and fashion-oriented junior apparel options.

OPPORTUNISTIC PROPERTIES

The Opportunistic category represents properties within our portfolio that generate moderate sales productivity. These properties do not account for a significant portion of our same store NOI and will likely either improve and be reclassified as Core Growth properties or become Non-Core properties. Opportunities to drive value in these assets come in many different forms. In some cases it is tenant demand; in others it's an investment made in the community that may drive tourism, job growth or land value.

PORTFOLIO MANAGEMENT

We continue to manage the portfolio through selective dispositions of properties that we no longer consider strategic to us. In 2012, we initiated the disposition of seven Non-Core properties, totaling 3.8 million square feet. Three properties were sold in 2013, one is under agreement of sale and we continue to market the balance.


OSTERIA

As part of the redevelopment plan, renowned Philadelphia-based chef Marc Vetri will open Osteria, his first suburban restaurant, at Moorestown Mall in Moorestown, NJ, in 2013. The original Osteria in Philadelphia was named one of Newsweek's "101 Best Places to Eat in the World."

POSITIONING FOR GROWTH

As we look toward our future and continue to make improvements to our capital structure, operations and the quality gradient of our portfolio, we know that growth prospects are critical to future valuation. We are currently focused on harvesting the returns on previously invested capital and are mindful of applying a careful, measured approach to future capital deployment. We will continue to apply this discipline while considering growth through the most strategic acquisition opportunities.

ORGANIC GROWTH

Currently, our top priority is generating growth organically from our existing portfolio.

A case in point is Moorestown Mall, in Moorestown, NJ, a Core Growth property that we continue to support through capital investment and creative solutions. In 2013, Regal Cinemas will open the region's only 12-screen Premium Experience Theater. In addition, 2013 will bring the opening of Firebirds Wood Fired Grill and renowned chef Mark Vetri's Osteria. Osteria's sister location, in downtown Philadelphia, is one of the region's most acclaimed restaurants. A voter referendum in 2011 overturned a 100+ year ban on liquor sales within the township and paved the way for the addition of these fine dining restaurants at the mall. We are pursuing additional liquor licenses that would allow us to add more restaurants in the future.

Similarly, we continue to consider further investment in The Gallery at Market East, a Core Growth property that is uniquely positioned in the heart of Center City Philadelphia. We continue to work toward finalizing a remerchandising strategy that will help The Gallery at Market East achieve its full potential.

STRINGENT ACQUISITION CRITERIA

PREIT will also consider adding new properties to our portfolio, but only in cases where we see a strong strategic fit.

When evaluating potential acquisitions, we look for properties in strategic locations with operating fundamentals that are equal to, or better than, those of our existing portfolio averages. The potential for meaningful NOI growth must exist along with stable or growing demographic trends and opportunities to upgrade existing tenancy.

LOOKING FORWARD

2012 was a year of tremendous transformation and accomplishment for PREIT. As we look ahead to 2013 and beyond, we see a Company that is positioned to continue the momentum of 2012. We have the right strategy, the right portfolio and the right team to achieve our vision. We are energized by the opportunities on the horizon and we are motivated to translate our objectives into greater value for stakeholders.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

PROPERTIES As of March 31, 2013

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
Beaver Valley Mall	Monaca	PA	100%	2002	1,154,000
Capital City Mall	Camp Hill	PA	100%	2003	609,000
Chambersburg Mall	Chambersburg	PA	100%	2003	454,000
Cherry Hill Mall	Cherry Hill	NJ	100%	2003	1,307,000
Crossroads Mall	Beckley	WV	100%	2003	475,000
Cumberland Mall	Vineland	NJ	100%	2005	944,000
Dartmouth Mall	Dartmouth	MA	100%	1997	671,000
Exton Square Mall	Exton	PA	100%	2003	1,086,000
Francis Scott Key Mall	Frederick	MD	100%	2003	711,000
Gadsden Mall	Gadsden	AL	100%	2005	502,000
The Gallery at Market East	Philadelphia	PA	100%	2003	1,090,000
Jacksonville Mall	Jacksonville	NC	100%	2003	489,000
Lehigh Valley Mall	Allentown	PA	50%	1973	1,158,000
Logan Valley Mall	Altoona	PA	100%	2003	782,000
Lycoming Mall	Pennsdale	PA	100%	2003	835,000
Magnolia Mall	Florence	SC	100%	1997	614,000
The Mall at Prince Georges	Hyattsville	MD	100%	1998	917,000
Moorestown Mall	Moorestown	NJ	100%	2003	1,003,000
New River Valley Mall	Christiansburg	VA	100%	2003	465,000
Nittany Mall	State College	PA	100%	2003	533,000
North Hanover Mall	Hanover	PA	100%	2003	452,000
Palmer Park Mall	Easton	PA	100%	1972/2003	458,000
Patrick Henry Mall	Newport News	VA	100%	2003	715,000
Plymouth Meeting Mall	Plymouth Meeting	PA	100%	2003	951,000
South Mall	Allentown	PA	100%	2003	405,000
Springfield Mall	Springfield	PA	50%	2005	611,000
Uniontown Mall	Uniontown	PA	100%	2003	699,000
Valley Mall	Hagerstown	MD	100%	2003	912,000
Valley View Mall	La Crosse	WI	100%	2003	606,000
Viewmont Mall	Scranton	PA	100%	2003	747,000
Voorhees Town Center	Voorhees	NJ	100%	2003	732,000
Washington Crown Center	Washington	PA	100%	2003	674,000
Willow Grove Park	Willow Grove	PA	100%	2000/2003	1,162,000
Wiregrass Commons	Dothan	AL	100%	2003	636,000
Woodland Mall	Grand Rapids	MI	100%	2005	1,163,000
Wyoming Valley Mall	Wilkes-Barre	PA	100%	2003	906,000
TOTAL MALLS					[illegible]

COMMUNITY AND POWER CENTERS	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
Christiana Center (held for sale)	Newark	DE	100%	1998	303,000
The Commons at Magnolia	Florence	SC	100%	1999	227,000
The Court at Oxford Valley	Langhorne	PA	50%	1996	705,000
Metroplex Shopping Center	Plymouth Meeting	PA	50%	2001	778,000
Red Rose Commons	Lancaster	PA	50%	1998	463,000
Springfield Park	Springfield	PA	50%	1998	275,000
Whitehall Mall	Allentown	PA	50%	1964/1998	575,000
TOTAL COMMUNITY AND POWER CENTERS					3,326,000
TOTAL PROPERTIES					**30,954,000**


WI
MI
NY
MA
NJ
PA
DE
MD
WV
VA
NC
SC
AL
FL
PREIT PROPERTY MAP
Regional Shopping Centers
Owned and Managed Properties
Managed Properties
Community and Power Centers
Owned and Managed Properties
Managed Properties
Development Properties
Joint Ventures


AVERAGE COMP SALES
380
360
340
320
300
dollars per square foot
December
2008
2009
2010
2011
2012

Excludes *Held for Sale* properties


TOTAL RETURN PERFORMANCE
150
120
90
60
30
0
index value
2007
2008
2009
2010
2011
2012
PREIT
S&P 500
NAREIT Equity
Russell 2000

The five-year performance graph above compares our cumulative total shareholder return with the S&P 500 Index, the NAREIT Equity Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 on the last trading day of 2007 and that all dividends were reinvested.


CONTRIBUTION TO SAME STORE NOI
asset classification
Premier Properties
33%
Core Growth Properties
47%
Opportunistic Properties
14%
Non-Core Properties
2%

Categories represent mall NOI only
Excludes *Held for Sale* properties


DEBT/EBITDA
3.0
2.5
2.0
1.5
1.0
0.5
0
billions
12
11
10
9
8
ratio
December
2008
2009
2010
2011
2012
debt
debt/ebitda

Debt to EBITDA ratio is calculated based on definitions in the Company's 2010 Credit Facility.

Financial Contents

SELECTED FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share amounts)	Year Ended December 31,				
Operating results	**2012**	**2011**	**2010**	**2009**	**2008**
Total revenue	$ 427,182	$ 427,003	$ 426,057	$ 419,668	$ 425,128
Loss from continuing operations	$ (42,892)	$ (66,574)	$ (75,397)	$ (41,500)	$ (27,874)
Net loss	$ (42,550)	$ (93,935)	$ (54,363)	$ (90,091)	$ (16,355)
Net loss attributable to PREIT common shareholders	$ (48,821)	$ (90,161)	$ (51,927)	$ (85,738)	$ (15,766)
Loss from continuing operations per share – basic and diluted	$ (0.90)	$ (1.18)	$ (1.44)	$ (0.99)	$ (0.72)
Net loss per share – basic and diluted	$ (0.89)	$ (1.66)	$ (1.04)	$ (2.11)	$ (0.43)
Cash flows					
Cash provided by operating activities	$ 120,324	$ 105,262	$ 116,791	$ 136,148	$ 124,963
Cash (used in) provided by investing activities	$ (88,178)	$ (21,772)	$ 81,029	$ (103,405)	$ (353,239)
Cash (used in) provided by financing activities	$ (19,954)	$ (104,019)	$ (229,736)	$ 31,714	$210,137
Cash distributions					
Cash distributions per share – common shares	$ 0.63	$ 0.60	$ 0.60	$ 0.74	$ 2.28
Cash distributions per share – Series A Preferred shares	$ 1.3464	$ —	$ —	$ —	$ —
Cash distributions per share – Series B Preferred shares	$ 0.3278	$ —	$ —	$ —	$ —
Funds From Operations[1]					
Net loss	$ (42,550)	$ (93,935)	$ (54,363)	$ (90,091)	$ (16,355)
Dividends on preferred shares	(7,984)	—	—	—	—
Gains on sales of interests in real estate	—	(740)	—	(923)	—
Gains on sales of discontinued operations	(947)	—	(19,094)	(9,503)	—
Impairment of assets	3,805	52,336	—	74,254	—
Depreciation and amortization of real estate assets:					
Wholly owned and consolidated partnerships, net	128,634	128,795	149,968	148,430	133,171
Unconsolidated partnerships	7,396	8,403	8,656	8,144	8,361
Discontinued operations	7,263	10,726	14,047	17,030	15,835
Funds from operations	**$ 95,617**	**$ 105,585**	**$ 99,214**	**$ 147,341**	**$ 141,012**
Weighted average number of shares outstanding	55,122	54,639	50,642	40,953	38,807
Weighted average effect of full conversion OP Units	2,310	2,329	2,329	2,268	2,236
Effect of common share equivalents	1,131	502	502	12	14
Total weighted average shares outstanding including OP Units	**58,563**	**57,470**	**53,473**	**43,233**	**41,057**
Funds from operations per diluted share and OP Unit	**$ 1.63**	**$ 1.84**	**$ 1.86**	**$ 3.41**	**$ 3.43**

(in thousands)	As of December 31,				
Balance sheet items	**2012**	**2011**	**2010**	**2009**	**2008**
Investments in real estate, at cost	$ 3,477,540	$3,576,997	$ 3,587,468	$3,684,313	$3,708,048
Total Assets	$ 2,877,624	$2,910,254	$ 3,080,117	$3,346,580	$3,444,277
Long term debt					
Consolidated properties:					
Mortgage loans payable, including debt premium	$ 1,718,052	$1,691,381	$ 1,744,248	$1,777,121	$1,760,296
Revolving Facilities	$ —	$ 95,000	$ —	$ 486,000	$ 400,000
Exchangeable Notes, net of debt discount	$ —	$ 136,051	$ 134,091	$ 132,236	$ 230,079
Term Loans	$ 182,000	$ 240,000	$ 347,200	$ 170,000	$ 170,000
Company's share of partnerships:					
Mortgage loans payable	$ 201,717	$ 204,546	$ 175,693	$ 181,776	$ 184,064

[1] *The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure commonly used by REITs, as net income excluding gains and losses on sales of operating properties, extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time; plus real estate depreciation and amortization; and after adjustments for unconsolidated partnerships and joint ventures to reflect funds from operations on the same basis. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do. NAREIT's established guidance provides that excluding impairment write downs of depreciable real estate is consistent with the NAREIT definition. For additional information about FFO, please refer to page 51.*

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	December 31, 2012	December 31, 2011
Assets:		
Investments in Real Estate, at cost:		
Operating properties	$ 3,395,681	$ 3,470,167
Construction in progress	68,619	91,538
Land held for development	13,240	15,292
Total investments in real estate	**3,477,540**	**3,576,997**
Accumulated depreciation	(907,928)	(844,010)
Net investments in real estate	**2,569,612**	**2,732,987**
Investments in Partnerships, at equity:	**14,855**	**16,009**
Other Assets:		
Cash and cash equivalents	33,990	21,798
Tenant and other receivables (net of allowance for doubtful accounts of $14,042 and $17,930 at December 31, 2012 and 2011, respectively)	38,473	39,832
Intangible assets (net of accumulated amortization of $14,940 and $51,625 at December 31, 2012 and 2011, respectively)	8,673	9,921
Deferred costs and other assets	97,399	89,707
Assets held for sale	114,622	—
Total assets	**$ 2,877,624**	**$ 2,910,254**
Liabilities:		
Mortgage loans payable (including debt premium of $282 at December 31, 2011)	$ 1,718,052	$ 1,691,381
Exchangeable Notes (net of debt discount of $849 at December 31, 2011)	—	136,051
Term Loans	182,000	240,000
Revolving Facility	—	95,000
Tenants' deposits and deferred rent	14,862	13,278
Distributions in excess of partnership investments	64,874	64,938
Fair value of derivative instruments	9,742	21,112
Liabilities on assets held for sale	102,417	—
Accrued expenses and other liabilities	72,448	60,456
Total liabilities	**$ 2,164,395**	**$ 2,322,216**
Commitments and Contingencies (Note 11)		
Equity:		
Series A Preferred Shares, $.01 par value per share; 25,000 shares authorized; 4,600 shares issued and outstanding at December 31, 2012 and 0 shares issued and outstanding at December 31, 2011; liquidation preference of $115,000	$ 46	$ —
Series B Preferred Shares, $.01 par value per share; 25,000 shares authorized; 3,450 shares issued and outstanding at December 31, 2012 and 0 shares issued and outstanding at December 31, 2011; liquidation preference of $86,250	35	—
Shares of beneficial interest, $1.00 par value per share; 200,000 shares authorized; issued and outstanding 56,331 shares at December 31, 2012 and 55,677 shares at December 31, 2011	56,331	55,677
Capital contributed in excess of par	1,247,730	1,047,487
Accumulated other comprehensive loss	(20,867)	(34,099)
Distributions in excess of net income	(608,634)	(524,738)
Total equity – Pennsylvania Real Estate Investment Trust	**674,641**	**544,327**
Noncontrolling interest	38,588	43,711
Total equity	**713,229**	**588,038**
Total liabilities and equity	**$ 2,877,624**	**$ 2,910,254**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of dollars)	For the Year Ended December 31, 2012	2011	2010
Revenue:			
Real estate revenue:			
Base rent	$ 276,524	$ 271,314	$ 270,831
Expense reimbursements	121,108	125,250	125,946
Percentage rent	5,714	6,368	5,537
Lease termination revenue	1,760	1,091	2,986
Other real estate revenue	16,542	16,268	15,481
Total real estate revenue	**421,648**	**420,291**	**420,781**
Other income	5,534	6,712	5,276
Total revenue	**427,182**	**427,003**	**426,057**
Expenses:			
Operating expenses:			
CAM and real estate taxes	(135,049)	(133,850)	(132,123)
Utilities	(22,198)	(24,265)	(25,835)
Other	(20,677)	(22,611)	(24,572)
Total operating expenses	**(177,924)**	**(180,726)**	**(182,530)**
Depreciation and amortization	(129,459)	(129,704)	(151,452)
Other expenses:			
General and administrative expenses	(37,538)	(38,901)	(38,973)
Provision for employee separation expense	(9,437)	—	—
Impairment of assets	—	(24,359)	—
Project costs and other expenses	(1,936)	(964)	(1,137)
Total other expenses	**(48,911)**	**(64,224)**	**(40,110)**
Interest expense, net	(122,118)	(127,148)	(136,412)
Total expenses	**(478,412)**	**(501,802)**	**(510,504)**
Loss before equity in income of partnerships, gains on sales of real estate and discontinued operations	(51,230)	(74,799)	(84,447)
Equity in income of partnerships	8,338	6,635	9,050
Gains on sales of real estate	—	1,590	—
Loss from continuing operations	**(42,892)**	**(66,574)**	**(75,397)**
Discontinued operations:			
Operating results from discontinued operations	3,200	616	1,940
Impairment of assets of discontinued operations	(3,805)	(27,977)	—
Gains on sales of discontinued operations	947	—	19,094
Income (loss) from discontinued operations	342	(27,361)	21,034
Net loss	**(42,550)**	**(93,935)**	**(54,363)**
Less: net loss attributed to noncontrolling interest	1,713	3,774	2,436
Net loss attributable to PREIT	**(40,837)**	**(90,161)**	**(51,927)**
Less: preferred share dividends	(7,984)	—	—
Net loss attributable to PREIT common shareholders	**$ (48,821)**	**$ (90,161)**	**$ (51,927)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED) EARNINGS PER SHARE

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2012	2011	2010
Loss from continuing operations	$ (42,892)	$ (66,574)	$ (75,397)
Preferred dividends	(7,984)	—	—
Noncontrolling interest in continuing operations	1,726	2,674	3,240
Dividends on restricted shares	(441)	(547)	(615)
Loss from continuing operations used to calculate earnings per share – basic and diluted	**$ (49,591)**	**$ (64,447)**	**$ (72,772)**
Income (loss) from discontinued operations	$ 342	$ (27,361)	$ 21,034
Noncontrolling interest in discontinued operations	(13)	1,100	(804)
Income (loss) from discontinued operations used to calculate earnings per share – basic and diluted	**$ 329**	**$ (26,261)**	**$ 20,230**
Basic and diluted earnings (loss) per share:			
Loss from continuing operations	$ (0.90)	$ (1.18)	$ (1.44)
Income (loss) from discontinued operations	0.01	(0.48)	0.40
	$ (0.89)	**$ (1.66)**	**$ (1.04)**
(in thousands of shares)			
Weighted average shares outstanding – basic	55,122	54,639	50,642
Effect of dilutive common share equivalents[1]	—	—	—
Weighted average shares outstanding – diluted	**55,122**	**54,639**	**50,642**

[1] For the years ended December 31, 2012, 2011 and 2010, there are net losses allocable to common shareholders from continuing operations, so the effect of common share equivalents of 1,131, 502 and 502 for the years ended December 31, 2012, 2011 and 2010, respectively, is excluded from the calculation of diluted loss per share, as their inclusion would be anti-dilutive.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of dollars)	For the Year Ended December 31, 2012	2011	2010
Comprehensive (loss) income:			
Net loss	$ (42,550)	$ (93,935)	$ (54,363)
Unrealized gain (loss) on derivatives	11,370	6,118	(12,343)
Other	2,419	24	1,951
Total comprehensive loss	(28,761)	(87,793)	(64,755)
Less: Comprehensive loss attributable to noncontrolling interest	1,156	3,526	2,851
Comprehensive loss attributable to Pennsylvania Real Estate Investment Trust	**$ (27,605)**	**$ (84,267)**	**$ (61,904)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 & 2010

(in thousands of dollars, except per share amounts)	Total Equity	PREIT Shareholders							
		Series A Preferred Shares, $25 plus accrued dividends Liquidation Value	Series B Preferred Shares, $25 plus accrued dividends Liquidation Value	Shares of Beneficial Interest, $1.00 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Loss	Distributions in Excess of Net Income	Non-controlling Interest
Balance January 1, 2010	**$ 634,804**	**—**	**—**	**$ 44,616**	**$ 881,735**	**$ (30,016)**	**$ (317,682)**	**$ 56,151**
Total comprehensive loss	(64,755)	—	—	—	—	(9,977)	(51,927)	(2,851)
Shares issued under 2010 public offering, net of expenses	160,589	—	—	10,350	150,239	—	—	—
Shares issued under employee and trustee compensation plans, net of shares retired	489	—	—	470	19	—	—	—
Amortization of deferred compensation	8,030	—	—	—	8,030	—	—	—
Distributions paid to common shareholders ($0.60 per share)	(31,584)	—	—	—	—	—	(31,584)	—
Noncontrolling interests:								
Distributions paid to Operating Partnership unit holders ($0.60 per unit)	(1,365)	—	—	—	—	—	—	(1,365)
Amortization of historic tax credit	(1,697)	—	—	—	—	—	—	(1,697)
Contributions from noncontrolling interest, net	19	—	—	—	—	—	—	19
Balance December 31, 2010	**704,530**	**—**	**—**	**55,436**	**1,040,023**	**(39,993)**	**(401,193)**	**50,257**
Total comprehensive loss	(87,793)	—	—	—	—	5,894	(90,161)	(3,526)
Shares issued under employee and trustee compensation plans, net of shares retired	(1,350)	—	—	241	(1,591)	—	—	—
Amortization of deferred compensation	9,055	—	—	—	9,055	—	—	—
Distributions paid to common shareholders ($0.60 per share)	(33,384)	—	—	—	—	—	(33,384)	—
Noncontrolling interests:								
Distributions paid to Operating Partnership unit holders ($0.60 per unit)	(1,395)	—	—	—	—	—	—	(1,395)
Amortization of historic tax credit	(1,921)	—	—	—	—	—	—	(1,921)
Contributions from noncontrolling interest, net	296	—	—	—	—	—	—	296
Balance December 31, 2011	**588,038**	**—**	**—**	**55,677**	**1,047,487**	**(34,099)**	**(524,738)**	**43,711**
Total comprehensive loss	(28,761)	—	—	—	—	13,232	(40,837)	(1,156)
Shares issued upon redemption of Operating Partnership units	—	—	—	28	413	—	—	(441)
Shares issued under employee and trustee compensation plans, net of shares retired	(4,722)	—	—	626	(5,348)	—	—	—
Amortization of deferred compensation	11,028	—	—	—	11,028	—	—	—
Series A Preferred share offering	110,896	46	—	—	110,850	—	—	—
Series B Preferred share offering	83,335	—	35	—	83,300	—	—	—
Distributions paid to common shareholders ($0.63 per share)	(35,735)	—	—	—	—	—	(35,735)	—
Distributions paid to Series A preferred shareholders ($1.3464 per share)	(6,193)	—	—	—	—	—	(6,193)	—
Distributions paid to Series B preferred shareholders ($.3278 per share)	(1,131)	—	—	—	—	—	(1,131)	—
Noncontrolling interests:								
Distributions paid to Operating Partnership unit holders ($0.63 per unit)	(1,459)	—	—	—	—	—	—	(1,459)
Amortization of historic tax credit	(1,810)	—	—	—	—	—	—	(1,810)
Other distributions to noncontrolling interests, net	(257)	—	—	—	—	—	—	(257)
Balance December 31, 2012	**$ 713,229**	**$ 46**	**$ 35**	**$ 56,331**	**$1,247,730**	**$ (20,867)**	**$ (608,634)**	**$ 38,588**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	For the Year Ended December 31, 2012	2011	2010
Cash flows from operating activities:			
Net loss	$ (42,550)	$ (93,935)	$ (54,363)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	128,204	128,378	137,210
Amortization	15,951	19,941	40,253
Straight-line rent adjustments	(2,234)	(331)	(1,466)
Provision for doubtful accounts	1,861	3,320	5,337
Amortization of deferred compensation	11,028	9,055	8,030
Gain on sales of real estate and discontinued operations	(947)	(1,590)	(19,094)
Amortization of historic tax credit	(1,810)	(1,921)	(1,697)
Impairment of assets and expensed project costs	5,057	52,909	1,056
Change in assets and liabilities:			
Net change in other assets	(15,167)	(7,143)	(1,290)
Net change in other liabilities	20,931	(3,421)	2,815
Net cash provided by operating activities	**120,324**	**105,262**	**116,791**
Cash flows from investing activities:			
Additions to construction in progress	(38,104)	(25,426)	(23,448)
Investments in real estate improvements	(43,543)	(36,017)	(32,226)
Additions to leasehold improvements	(881)	(364)	(290)
Investments in partnerships	(3,682)	(252)	(9,070)
Capitalized leasing costs	(5,336)	(4,999)	(4,459)
Cash proceeds from sales of real estate investments	—	7,551	134,669
(Increase) decrease in cash escrows	(1,404)	2,210	(967)
Repayment of tenant note receivable	—	—	10,000
Cash distributions from partnerships in excess of equity in income	4,772	35,525	6,820
Net cash (used in) provided by investing activities	**(88,178)**	**(21,772)**	**81,029**
Cash flows from financing activities:			
Net proceeds from issuance of Series A preferred shares	110,896	—	—
Net proceeds from issuance of Series B preferred shares	83,335	—	—
Repayment of Exchangeable Notes	(136,900)	—	—
Net proceeds from 2010 Term Loan and Revolving Facility	—	—	590,000
Shares of beneficial interest issued	1,788	533	162,113
Net repayment of 2003 Credit Facility	—	—	(486,000)
Repayment of senior unsecured 2008 Term Loan	—	—	(170,000)
Repayment of 2010 Term Loan	(58,000)	(7,200)	(172,800)
Net repayment of Revolving Facility	(95,000)	(5,000)	(70,000)
Proceeds from mortgage loans	467,750	27,700	64,500
Repayment of mortgage loans	(320,731)	(58,032)	(75,450)
Principal installments on mortgage loans	(20,311)	(21,249)	(20,748)
Payment of deferred financing costs	(1,753)	(4,109)	(17,367)
Dividends paid to common shareholders	(35,735)	(33,384)	(31,584)
Dividends paid to preferred shareholders	(7,324)	—	—
Distributions paid to Operating Partnership unit holders and noncontrolling interest	(1,459)	(1,395)	(1,365)
Shares issued under equity incentive plans, net of shares retired	(6,510)	(1,883)	(1,035)
Net cash used in financing activities	**(19,954)**	**(104,019)**	**(229,736)**
Net change in cash and cash equivalents	12,192	(20,529)	(31,916)
Cash and cash equivalents, beginning of year	21,798	42,327	74,243
Cash and cash equivalents, end of year	**$ 33,990**	**$ 21,798**	**$ 42,327**

See accompanying notes to consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

NATURE OF OPERATIONS Pennsylvania Real Estate Investment Trust ("PREIT"), a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls located in the eastern half of the United States, primarily in the Mid-Atlantic region. As of December 31, 2012, our portfolio consisted of a total of 49 properties in 13 states, including 38 shopping malls, eight strip and power centers and three development properties, with two of the development properties classified as "mixed use" (a combination of retail and other uses), and one of the development properties classified as "other." In January and February 2013, we sold two of our mall properties and one of our power centers, and we have entered into an agreement to sell one additional power center in 2013. As a result, as of December 31, 2012, we classified these four properties as held for sale and have recorded the results of these properties as "discontinued operations."

We hold our interest in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates" or the "Operating Partnership"). We are the sole general partner of the Operating Partnership and, as of December 31, 2012, held a 96.1% controlling interest in the Operating Partnership, and consolidated it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem such partner's units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at our election, we may acquire such OP Units in exchange for our common shares on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately. If all of the outstanding OP Units held by limited partners had been redeemed for cash as of December 31, 2012, the total amount that would have been distributed would have been $40.6 million, which is calculated using our December 31, 2012 closing share price on the New York Stock Exchange of $17.64 multiplied by the number of outstanding OP Units held by limited partners, which was 2,300,932 as of December 31, 2012.

We provide management, leasing and real estate development services through two of our subsidiaries: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-Rubin, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties owned by partnerships in which we own an interest and properties that are owned by third parties in which we do not have an interest. PREIT Services and PRI are consolidated. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate consolidated operations on a geographic basis. We do not have any significant revenue or asset concentrations, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of consolidated revenue, and none of our properties are located outside the United States.

CONSOLIDATION We consolidate our accounts and the accounts of the Operating Partnership and other controlled subsidiaries, and we reflect the remaining interest in such entities as noncontrolling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform with the current year presentation.

PARTNERSHIP INVESTMENTS We account for our investments in partnerships that we do not control using the equity method of accounting. These investments, each of which represents a 40% to 50% noncontrolling ownership interest at December 31, 2012, are recorded initially at our cost and subsequently adjusted for our share of net equity in income and cash contributions and distributions. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS We consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2012 and 2011, cash and cash equivalents totaled $34.0 million and $21.8 million, respectively, and included tenant security deposits of $4.2 million and $4.3 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $112.5 million, $124.1 million and $131.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, net of amounts capitalized of $1.5 million, $2.0 million and $2.6 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS In December 2012, we sold our remaining interest in Northeast Tower Center in exchange for the cancellation of a $3.8 million note payable to the buyer. We recorded a gain of $0.9 million from this sale in 2012.

In connection with the June 2011 amendment to the 2010 Credit Facility, we reduced the amount outstanding under the 2010 Term Loan by $100.0 million and increased the amount outstanding under the 2010 Revolving Facility by $100.0 million.

Accrued construction costs decreased $0.3 million, $0.1 million and $5.6 million in the years ended December 31, 2012, 2011 and 2010, respectively, representing non-cash decreases in construction in progress.

ACCOUNTING POLICIES *USE OF ESTIMATES* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. We believe that our most significant and subjective accounting estimates and assumptions are those relating to fair value, asset impairment and account receivable reserves.

Our management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, our management considers, among other factors, events and changes in property, market and economic conditions, estimated future cash flows from property operations, and the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION We derive over 95% of our revenue from tenant rent and other tenant-related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as reimbursements of costs of common area maintenance ("CAM"), real estate taxes and utilities), amortization of above-market and below-market intangibles (as described below under "Intangible Assets") and straight-line rent. We record base rent on a straight-line basis, which means that the monthly base rent revenue according to the terms of our leases with our tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively. The straight-line rent adjustment increased revenue by $2.2 million, $0.3 million and $1.5 million in the years ended December 31, 2012, 2011 and 2010, respectively. The straight-line rent receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2012 and 2011 were $27.7 million and $25.5 million, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of its total sales or as a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached.

Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of certain CAM costs, real estate taxes and utilities. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2012 and 2011, our accounts receivable included accrued income of $4.0 million and $2.4 million, respectively, because actual reimbursable expense amounts eligible to be billed to tenants under applicable contracts exceeded amounts actually billed.

Certain lease agreements contain cotenancy clauses that can change the amount of rent or the type of rent that tenants are required to pay, or, in some cases, can allow a tenant to terminate their lease, in the event that certain events take place, such as a decline in property occupancy levels below certain defined levels or the vacating of an anchor store. Cotenancy clauses do not generally have any retroactive effect when they are triggered. The effect of cotenancy clauses is applied on a prospective basis to recognize the new rent that is in effect.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

The effect of lease modifications that result in rent relief or other credits to tenants, including any retroactive effects relating to prior periods, is recognized in the period when the lease modification is signed.

Lease termination fee revenue is recognized in the period when a termination agreement is signed, collectibility is assured and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

We also generate revenue by providing management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "Other income" in the consolidated statements of operations.

FAIR VALUE Fair value accounting applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, these accounting requirements establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs might include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives (Level 2) and financial instruments (Level 2) and in our reviews for impairment of real estate assets (Level 3) and goodwill (Level 3).

FINANCIAL INSTRUMENTS Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the 2010 Term Loan and Revolving Facility approximate fair value due to the short-term nature of these instruments. All of our variable rate debt is subject to interest rate swaps that have effectively fixed the interest rates on the underlying debt. The estimated fair value for fixed rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to us for fixed rate mortgage loans with similar terms and maturities.

IMPAIRMENT OF ASSETS Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable, which is referred to as a "triggering event." In connection with our review of our long-lived assets for impairment, we utilize qualitative and quantitative factors in order to estimate fair value. The significant qualitative factors that we use include age and condition of the property, market conditions in the property's trade area, competition with other shopping centers within the property's trade area and the creditworthiness and performance of the property's tenants. The significant quantitative factors that we use include historical and forecasted financial and operating information relating to the property, such as net operating income, occupancy statistics, vacancy projections and tenants' sales levels. Our fair value assumptions relating to real estate assets are within Level 3 of the fair value hierarchy.

If there is a triggering event in relation to a property to be held and used, we will estimate the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges. In addition, this estimate may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by our management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could affect the determination of whether an impairment exists and whether the effects of such changes could materially affect our net income. If the estimated undiscounted cash flows are less than the carrying value of the property, it is written down to its fair value.

In determining the estimated undiscounted cash flows of the properties that are being analyzed for impairment of assets, we take the sum of the estimated undiscounted cash flows, assuming a holding period of ten years, plus a terminal value calculated using the estimated net operating income in the eleventh year and terminal capitalization rates, which in 2012 ranged from 6.25% to 12.0%. In 2012, one property had a triggering event that required further review for impairment. The fair value of the property (Phillipsburg Mall) was determined based on the sale price of the property as further discussed in note 2. In 2011, after two properties had triggering events that required further review for impairment, we estimated the fair value of the properties that experienced impairment of assets using discount rates applied to estimated cash flows ranging from 13% to 14%.

Assessment of our ability to recover certain lease related costs must be made when we have a reason to believe that a tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is recorded as a reduction to income.

We conduct an annual review of our goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. We have determined the fair value of our properties and the amount of goodwill that is associated with certain of our properties, and we have concluded that goodwill was not impaired as of December 31, 2012. Fair value is determined by applying a capitalization rate to our estimate of projected income at those properties. We also consider factors such as property sales performance, market position and current and future operating results. This amount is compared to the aggregate of the property basis and the goodwill that has been assigned to that property. If the fair value is less than the property basis and the goodwill, we evaluate whether impairment has occurred.

REAL ESTATE Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	20-40 years
Land improvements	15 years
Furniture/fixtures	3-10 years
Tenant improvements	Lease term

We are required to make subjective assessments as to the useful lives of our real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments affect our net income. If we were to determine that a different estimated useful life was appropriate for a particular asset, it would be depreciated over the newly estimated useful life, and, other things being equal, result in changes in annual depreciation expense and annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method, provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

REAL ESTATE ACQUISITIONS We account for our property acquisitions by allocating the purchase price of a property to the property's assets based on management's estimates of their fair value. Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date, and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property, the general market conditions in which the property operates and conditions in the economy. The judgment and subjectivity inherent in such assumptions can have a significant effect on the magnitude of the intangible assets or the changes to such assets that we record.

INTANGIBLE ASSETS Our intangible assets on the accompanying consolidated balance sheets at December 31, 2012 and 2011 included $7.2 million (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2012 were as follows:

(in thousands of dollars)	Basis	Accumulated Ammortization	Impairment Write-Offs	Total
Balance, January 1, 2010	**$ 12,877**	**$ (1,073)**	**$ (4,648)**	**$ 7,156**
Goodwill divested	—	—	—	—
Balance, December 31, 2010	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Balance, December 31, 2011	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Balance, December 31, 2012	**$ 12,877**	**$ (1,073)**	**$ (4,648)**	**$ 7,156**

In 2013, we divested goodwill of $0.7 million in connection with the sale of Paxton Towne Centre (see note 2).

We allocate a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for comparable in-place leases, based on factors such as historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. Above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Below-market lease values are amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods, and are included in "Accrued expenses and other liabilities" in the consolidated balance sheets.

We allocate purchase price to customer relationship intangibles based on management's assessment of the value of such relationships.

The following table presents our intangible assets and liabilities, net of accumulated amortization, as of December 31, 2012 and 2011:

	As of December 31,	
(in thousands of dollars)	2012	2011
Value of in-place lease intangibles	$ 1,009	$ 1,779
Above-market lease intangibles	508	986
Subtotal	**1,517**	**2,765**
Goodwill	7,156	7,156
Total intangible assets	**$ 8,673**	**$ 9,921**
Below-market lease intangibles	**$ (3,083)**	**$ (3,922)**

Amortization of in-place lease intangibles was $0.8 million, $4.8 million and $21.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Amortization of above-market and below-market lease intangibles increased revenue by $0.3 million for the year ended December 31, 2012 and decreased revenue by $0.2 million for each of the years ended December 31, 2011 and 2010, respectively.

In the normal course of business, our intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ending December 31,	Value of In-Place Lease Intangibles	Above/(Below) Market Leases, net
2013	$ 323	$ (277)
2014	287	(292)
2015	287	(188)
2016	112	(166)
2017	—	(168)
2018 and thereafter	—	(1,484)
Total	**$ 1,009**	**$ (2,575)**

ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the physical condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by our management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. We generally consider operating properties to be held for sale when they meet criteria such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable and is expected to qualify for recognition as a completed sale within one year. If, in management's opinion, the expected net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, an operating real estate property that is classified as held for sale or sold is considered a discontinued operation. Operating properties classified as discontinued operations are reclassified as such in the consolidated statement of operations for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress. We capitalize a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

We capitalize payments made to obtain options to acquire real property. Other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. When it is probable that the property will not be acquired, capitalized pre-acquisition costs are charged to expense.

We capitalize salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes our capitalized salaries, commissions and benefits, real estate taxes and interest for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
(in thousands of dollars)	2012	2011	2010
Development/Redevelopment:			
Salaries and benefits	$ 805	$ 765	$ 1,087
Real estate taxes	$ 330	$ 280	$ 467
Interest	$ 1,549	$ 2,087	$ 2,584
Leasing:			
Salaries, commissions and benefits	$ 5,336	$ 4,999	$ 4,459

TENANT RECEIVABLES We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our net income because higher bad debt expense results in lower net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable, given our experience regarding such amounts.

INCOME TAXES We have elected to qualify as a real estate investment trust, or REIT, under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intend to remain so qualified.

In some instances, we follow methods of accounting for income tax purposes that differ from generally accepted accounting principles.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income or loss reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation, and differences between the allocation of our net income or loss for financial reporting purposes and for tax reporting purposes.

The following table summarizes the aggregate cost basis and depreciated basis for federal income tax purposes of our investment in real estate for the years ended December 31, 2012 and 2011:

	As of December 31,	
(in millions of dollars)	2012	2011
Aggregate cost basis for federal income tax purposes	$ 3,979.2	$ 3,910.5
Aggregate depreciated basis for federal income tax purposes	$ 2,908.5	$ 2,916.5

We are subject to a federal excise tax computed on a calendar year basis in accordance with the Internal Revenue Code. We have, in the past, distributed a substantial portion of our taxable income in the subsequent fiscal year and might also follow this policy in the future. No provision for excise tax was made for the years ended December 31, 2012, 2011 and 2010, as no excise tax was due in those years.

The per share distributions paid to common shareholders had the following components for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,		
	2012	2011	2010
Ordinary income	$ —	$ 0.37	$ 0.60
Capital gains	—	0.01	—
Non-dividend distributions	0.63	0.22	—
	$ 0.63	**$ 0.60**	**$ 0.60**

In April 2012, we issued Series A Preferred Shares and in October 2012, we issued Series B Preferred Shares. The per share distributions paid to Series A preferred shareholders and Series B preferred shareholders had the following components for the year ended December 31, 2012:

	For the Year Ended December 31, 2012
Series A Preferred Share Dividends	
Ordinary income	$ —
Capital gains	—
Non-dividend distributions	1.35
	$ 1.35
Series B Preferred Share Dividends	
Ordinary income	$ —
Capital gains	—
Non-dividend distributions	0.33
	$ 0.33

We follow accounting requirements that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. We must determine whether it is "more likely than not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the "more likely than not" recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement to determine the amount of benefit to recognize in the financial statements.

PRI is subject to federal, state and local income taxes. We had no provision or benefit for federal or state income taxes in the years ended December 31, 2012, 2011 and 2010. We had net deferred tax assets of $9.1 million and $8.9 million for the years ended December 31, 2012 and 2011, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the net deferred tax assets, since it is more likely than not that these assets will not be realized because we anticipate that the net operating losses that we have historically experienced at our taxable REIT subsidiaries will continue to occur.

DEFERRED FINANCING COSTS Deferred financing costs include fees and costs incurred to obtain financing and such costs are amortized to interest expense over the terms of the related indebtedness using the effective interest method in the case of costs associated with mortgage loans, our 2010 Term Loan (see note 4) and our Exchangeable Notes (see note 4), or on a straight line basis in the case of costs associated with our Revolving Facility (see note 4).

DERIVATIVES In the normal course of business, we are exposed to financial market risks, including interest rate risk on our interest-bearing liabilities. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. We do not use derivative financial instruments for trading or speculative purposes.

Currently, we use interest rate swaps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instruments' fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting. If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction that is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose us to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting. We must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges are designed to mitigate the risks associated with future cash outflows on debt.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. As of December 31, 2012, we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

OPERATING PARTNERSHIP UNIT REDEMPTIONS Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

SHARE-BASED COMPENSATION EXPENSE Share based payments to employees and non-employee trustees, including grants of share options and restricted shares, are valued at fair value on the date of grant, and are expensed over the applicable vesting period.

EARNINGS PER SHARE The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive effect of common share equivalents. Common share equivalents consist primarily of shares that are issued under employee share compensation programs and outstanding share options whose exercise price was less than the average market price of our common shares during these periods.

NEW ACCOUNTING DEVELOPMENTS Effective January 1, 2012, in conjunction with our implementation of updates to the fair value measurements guidance, we made an accounting policy election to measure derivative financial instruments that are subject to master netting agreements on a net basis. This accounting policy election did not have a material effect on our financial statements.

In 2011, we adopted new accounting requirements relating to the presentation of comprehensive income. These accounting requirements have increased the prominence of other comprehensive income in our financial statements. We now present the components of net income and comprehensive income in two financial statements under the heading "Consolidated Statements of Operations." The new accounting requirements eliminate the option to present other comprehensive income in the statement of changes in equity. We have applied these changes retrospectively. The adoption of these new accounting requirements did not have a material effect on our financial statements.

2. Real Estate Activities

Investments in real estate as of December 31, 2012 and 2011 were comprised of the following:

	As of December 31,	
(in thousands of dollars)	2012	2011
Buildings, improvements and construction in progress	$ 2,996,301	$ 3,060,095
Land, including land held for development	481,239	516,902
Total investments in real estate	3,477,540	3,576,997
Accumulated depreciation	(907,928)	(844,010)
Net investments in real estate	**$ 2,569,612**	**$ 2,732,987**

IMPAIRMENT OF ASSETS During the years ended December 31, 2012 and 2011, we recorded asset impairment losses of $3.8 million (which is included in "Impairment of assets of discontinued operations" for 2012) and $52.3 million (of which $28.0 million is included in "Impairment of assets of discontinued operations" and $24.3 million is recorded in "Impairment of assets" for 2011) in the consolidated statements of operations, respectively. No asset impairment losses were recorded in 2010. The assets that incurred impairment losses and the amount of such losses are as follows:

	For the Year Ended December 31,	
(in thousands of dollars)	2012	2011
Phillipsburg Mall[(1)]	$ 3,805	$ 27,977
North Hanover Mall	—	24,134
Other	—	225
Total Impairment of Assets	**$ 3,805**	**$ 52,336**

[(1)] The impairment of assets loss for Phillipsburg Mall for 2012 and 2011 is included in impairment of assets of discontinued operations.

PHILLIPSBURG MALL In 2011, we recorded a loss on impairment of assets at Phillipsburg Mall in Phillipsburg, New Jersey of $28.0 million to write down the carrying value of the property's long-lived assets to the property's estimated fair value of $15.0 million. During 2011, Phillipsburg Mall experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Phillipsburg, New Jersey trade area, combined with negative trends in the retail sector. The occupancy declines resulted from store closings of underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, during the third quarter of 2011, in connection with the preparation of our 2012 business plan and budgets, we determined that the estimated undiscounted future cash flows, net of estimated capital expenditures, to be generated by the property were less than the carrying value of the property, and recorded the impairment loss.

In the fourth quarter of 2012, we recorded an additional impairment loss on Phillipsburg Mall of $3.8 million. The amount of the impairment loss was determined based on the sale price of the property in January 2013.

NORTH HANOVER MALL In 2011, we recorded a loss on impairment of assets at North Hanover Mall in Hanover, Pennsylvania of $24.1 million to write down the carrying value of the property's long-lived assets to the property's estimated fair value of $22.5 million. In 2008, we had constructed anchor space that was to be leased and occupied by department store Boscov's, Inc. ("Boscov's"). Prior to taking occupancy of the newly built store, Boscov's declared bankruptcy, and the lease was subsequently rejected. We had attempted to execute a lease with a suitable retail replacement or non-retail user for this anchor location. In 2011, a newly-constructed power center opened in the trade area, increasing the competition for new tenants. After entering into lease negotiations in 2011, in January 2012, we entered into a lease with J.C. Penney Company, Inc. for it to move from its current location to a significant portion of the newly constructed anchor space. The economic terms of this transaction, which were substantially completed in 2011, were less favorable than the terms of the original Boscov's lease. During the third quarter of 2011, in connection with our 2012 business plan and budgeting process, we concluded that there was a low likelihood that we would be able to lease the vacant department store on favorable terms. We further concluded that these factors constituted a triggering event, leading us to conduct an analysis of possible asset impairment at this property. Using updated assumptions based on these factors, we determined that the estimated undiscounted cash flows, net of estimated capital expenditures, for North Hanover Mall were less than the carrying value of the property, and recorded the impairment loss.

PROJECT COSTS We expensed project costs that did not meet or no longer met our criteria for capitalization of $1.3 million, $0.6 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

DISCONTINUED OPERATIONS We have presented as discontinued operations the operating results of Phillipsburg Mall, a mall that was sold in January 2013, Orlando Fashion Square, a mall that was sold in February 2013, Paxton Towne Centre, a power center that was sold in January 2013, and Christiana Center, a power center that was under agreement of sale as of December 31, 2012. Also included in discontinued operations for 2010 are Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza, which are power centers that were sold in September 2010.

The following table summarizes revenue and expense information for the years ended December 31, 2012, 2011 and 2010 for our discontinued operations:

	For the Year Ended December 31,		
(in thousands of dollars)	2012	2011	2010
Real estate revenue	$ 27,339	$ 29,557	$ 39,081
Expenses:			
Operating expenses	(12,674)	(13,107)	(14,850)
Depreciation and amortization	(7,263)	(10,726)	(14,047)
Interest expense	(4,202)	(5,108)	(8,244)
Total expenses	(24,139)	(28,941)	(37,141)
Operating results from discontinued operations	3,200	616	1,940
Impairment of assets of discontinued operations	(3,805)	(27,977)	—
Gains on sales of discontinued operations	947	—	19,094
Income (loss) from discontinued operations	**$ 342**	**$ (27,361)**	**$ 21,034**

DISPOSITIONS The table below presents our dispositions since January 1, 2010:

(in millions of dollars) Sale Date	Property and Location	Description of Real Estate Sold	Sale Price	Gain/(Loss)
2013 Activity:				
January	Phillipsburg Mall, Phillipsburg, New Jersey	Mall[(1)]	$ 11.5	$ —
	Paxton Towne Centre, Harrisburg, Pennsylvania	Power center[(2)]	76.8	32.7
February	Orlando Fashion Square, Orlando, Florida	Mall[(3)]	35.0	0.6
2011 Activity:				
May	Voorhees Town Center, Voorhees, New Jersey	Condominium interest in the mall	5.9	0.7
May	Pitney Road Plaza, Lancaster, Pennsylvania	Parcel and land improvements	1.4	0.7
December	New River Valley Mall, Christiansburg, Virginia	Unimproved land parcel	0.2	0.1
2010 Activity:				
September	Creekview Center, Warrington, Pennsylvania Monroe Marketplace, Selinsgrove, Pennsylvania New River Valley Center, Christiansburg, Virginia Pitney Road Plaza, Lancaster, Pennsylvania Sunrise Plaza, Forked River, New Jersey	Sale of five power centers[(4)]	134.7	19.1

[(1)] We used proceeds of $11.5 million plus $4.5 million of available working capital to pay for the release of the lien on this collateral property that secured a portion of the 2010 Credit Facility (as defined in note 4). The sale price represented a capitalization rate of approximately 9.8%.

[(2)] We used proceeds from the sale of this property to repay the $50.0 million mortgage loan secured by the property. The sale price represented a capitalization rate of approximately 6.9%.

[(3)] We used proceeds of $35.0 million plus a nominal amount of available working capital to pay for the release of the lien on this collateral property that secured a portion of the 2010 Credit Facility. The sale price represented a capitalization rate of approximately 9.8%.

[(4)] We used the cash proceeds from the sale to repay mortgage loans secured by three of these properties totaling $39.7 million, and for the payment of the release prices of the other two properties that secured a portion of the 2010 Credit Facility which totaled $57.4 million. We also used $10.0 million to repay borrowings under our Revolving Facility (as defined in note 4) and $8.9 million to repay borrowings under our 2010 Term Loan (as defined in note 4), both in accordance with the terms of our 2010 Credit Facility at that time. We used the remaining $18.7 million of the proceeds for general corporate purposes. The combined sale price represented an average capitalization rate of approximately 7.6%.

DISPOSITIONS–OTHER ACTIVITY In October 2009, we sold a controlling interest in Northeast Tower Center in Philadelphia, Pennsylvania for $30.4 million. We recorded a gain of $6.1 million from this sale in 2009. In December 2012, we sold our remaining interest in Northeast Tower Center in exchange for cancellation of a $3.8 million note payable to the buyer. We recorded a gain of $0.9 million from this sale in 2012.

THE GALLERY AT MARKET EAST RACP GRANT In 2011, we were awarded a grant from the Pennsylvania Redevelopment Assistance Capital Program ("RACP") in the amount of $10.5 million in connection with our redevelopment of The Gallery at Market East in Philadelphia, Pennsylvania. Of this amount, $3.0 million is associated with one tenant who took possession of its rental space in 2012. The $3.0 million amount will offset the cost of the improvements that we made to the tenant's rental space. Through December 31, 2012, we had completed our reimbursement requests for $2.6 million of the grant, and had received $2.0 million, with an additional $0.5 million received to date in 2013. We will recognize the $3.0 million grant as income over the 20-year useful life of the improvements. We recognized income of $0.1 million in the year ended December 31, 2012 related to the grant.

DEVELOPMENT ACTIVITIES As of December 31, 2012 and 2011, we have capitalized amounts related to construction and development activities. The following table summarizes the location of capitalized construction and development information for our consolidated properties for the years ended December 31, 2012 and 2011:

	As of December 31,	
(in millions of dollars)	2012	2011
Construction in progress	$ 68.6	$ 91.5
Land held for development	13.2	15.3
Deferred costs and other assets	3.7	1.1
Total capitalized construction and development activities	**$ 85.5**	**$ 107.9**

As of December 31, 2012, we had $0.2 million of refundable deposits and $3.1 million in non-refundable deposits on land purchase contracts.

3. Investments in Partnerships

The following table presents summarized financial information of the equity investments in our unconsolidated partnerships as of December 31, 2012 and 2011:

(in thousands of dollars)	As of December 31, 2012	2011
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 414,515	$ 404,219
Construction in progress	2,003	2,092
Total investments in real estate	416,518	406,311
Accumulated depreciation	(157,361)	(144,671)
Net investments in real estate	259,157	261,640
Cash and cash equivalents	9,833	11,379
Deferred costs and other assets, net	18,605	19,687
Total assets	**287,595**	**292,706**
Liabilities and Partners' Equity (Deficit):		
Mortgage loans	405,297	410,978
Other liabilities	9,130	6,645
Total liabilities	**414,427**	**417,623**
Net deficit	(126,832)	(124,917)
Partners' share	(67,735)	(66,667)
Company's share	(59,097)	(58,250)
Excess investment[1]	9,078	9,321
Net investments and advances	**$ (50,019)**	**$ (48,929)**
Investment in partnerships, at equity	$ 14,855	$ 16,009
Distributions in excess of partnership investments	(64,874)	(64,938)
Net investments and advances	**$ (50,019)**	**$ (48,929)**

[1] *Excess investment represents the unamortized difference between our investment and our share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."*

We record distributions from our equity investments up to an amount equal to the equity in income of partnerships as cash from operating activities. Amounts in excess of our share of the income in the equity investments are treated as a return of partnership capital and recorded as cash from investing activities.

The following table summarizes our share of equity in income of partnerships for the years ended December 31, 2012, 2011 and 2010:

(in thousands of dollars)	For the Year Ended December 31, 2012	2011	2010
Real estate revenue	$ 77,571	$ 76,174	$ 76,681
Expenses:			
Operating expenses	(23,061)	(23,034)	(23,658)
Interest expense	(22,573)	(22,789)	(17,370)
Depreciation and amortization	(14,447)	(15,894)	(15,938)
Total expenses	(60,081)	(61,717)	(56,966)
Net income	17,490	14,457	19,715
Less: Partners' share	(8,738)	(7,189)	(9,806)
Company's share	8,752	7,268	9,909
Amortization of excess investment	(414)	(633)	(859)
Equity in income of partnerships	**$ 8,338**	**$ 6,635**	**$ 9,050**

FINANCING ACTIVITY OF UNCONSOLIDATED PROPERTIES Mortgage loans, which are secured by eight of the partnership properties (including one property under development), are due in installments over various terms extending to the year 2023. Five of the mortgage loans bear interest at a fixed interest rate and three of the mortgage loans bear interest at a variable interest rate. The balances of the fixed interest rate mortgage loans have interest rates that range from 5.00% to 7.00% and have a weighted average interest rate of 5.56% at December 31, 2012. The variable interest rate mortgage loans have interest rates that range from 3.00% to 3.31% and have a weighted average interest rate of 3.25% at December 31, 2012. The weighted average interest rate of all partnership mortgage loans is 5.09% at December 31, 2012. The liability under each mortgage loan is limited to the partnership that owns the particular property. Our proportionate share, based on our respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) For the Year Ending December 31,	Company's Proportionate Share: Principal Amorization	Balloon Payments	Total	Property Total
2013	$ 3,234	$ —	$ 3,234	$ 6,467
2014	3,410	—	3,410	6,821
2015	3,452	35,221	38,673	77,346
2016	3,004	—	3,004	6,007
2017	3,145	3,283	6,428	14,499
2018 and thereafter	12,165	134,803	146,968	293,935
	$28,410	**$173,307**	**$201,717**	**$405,075**

In January 2010, the unconsolidated partnership that owns Springfield Park in Springfield, Pennsylvania repaid a mortgage loan with a balance of $2.8 million. Our share of the mortgage loan repayment was $1.4 million.

MORTGAGE LOAN ACTIVITY—UNCONSOLIDATED PROPERTIES The following table presents the mortgage loans secured by our unconsolidated properties entered into since January 1, 2010:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Interest Rate	Maturity
2012 Activity:				
July	Pavilion East[1]	$ 9.4	LIBOR plus 2.75%	August 2017
2011 Activity:				
June	Red Rose Commons[2][3]	29.9	5.14% fixed	July 2021
June	The Court at Oxford Valley[2][4]	60.0	5.56% fixed	July 2021
September	Metroplex Shopping Center[2][5]	87.5	5.00% fixed	October 2023
2010 Activity:				
April	Springfield Park/Springfield East[2][6]	10.0	LIBOR plus 2.80%	March 2015
May	Red Rose Commons[2]	0.3	LIBOR plus 4.00%	October 2011
June	Lehigh Valley Mall[2][7]	140.0	5.88% fixed	July 2020
November	Springfield Mall[2][8]	67.0	LIBOR plus 3.10%	November 2015

(1) The unconsolidated entity that owns Pavilion East entered into the mortgage loan. Our interest in the unconsolidated entity is 40%. The mortgage loan has a term of five years. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $9.2 million mortgage loan using proceeds from the new mortgage loan.

(2) The unconsolidated entity that owns this property entered into the mortgage loan. Our interest in the unconsolidated entity is 50%.

(3) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $24.2 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $2.1 million.

(4) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $32.0 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $12.8 million.

(5) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $57.8 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $16.3 million.

(6) The mortgage loan has a term of five years, with one five-year extension option.

(7) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $150.0 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $4.1 million.

(8) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $72.3 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $2.9 million.

4. Financing Activity

AMENDED, RESTATED AND CONSOLIDATED SENIOR SECURED CREDIT AGREEMENT In March 2010, we entered into the 2010 Credit Facility (as defined below), which was comprised of an aggregate $520.0 million term loan (the "2010 Term Loan") and a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, and as amended as described below, the "2010 Credit Facility"). All capitalized terms used and not otherwise defined in the description set forth herein of the 2010 Credit Facility have the meanings ascribed to such terms in the 2010 Credit Facility.

In June 2011, we amended our 2010 Credit Facility, whereby the capacity of the Revolving Facility was increased by $100.0 million to $250.0 million. We borrowed $100.0 million under the Revolving Facility and we repaid $100.0 million of the 2010 Term Loan, after which the 2010 Term Loan had a balance of $240.0 million and the Revolving Facility had a balance of $100.0 million. The June 2011 amendment extended the term of the 2010 Credit Facility by one year to March 10, 2014 and eliminated the mandatory paydown requirements from capital events, among other changes.

The 2010 Credit Facility contained an Optional Amendment provision which, if our ratio of Total Liabilities to Gross Asset Value had been less than 65% for two consecutive fiscal quarters, granted us the option to elect to amend certain financial covenants in order to reduce the applicable marginal interest rates. After we reduced our ratio of Total Liabilities to Gross Asset Value to less than 65% for two consecutive quarters, in December 2012, we delivered our notice to effect the Optional Amendment. As such, the terms of the 2010 Credit Facility have been revised to (i) decrease the range of interest rates from between 2.75% and 4.00% to between 2.0% and 3.0% per annum over LIBOR depending on our leverage, (ii) decrease the maximum permitted ratio of Total Liabilities to Gross Asset Value from 70% to 65%, (iii) increase the minimum Facility Debt Yield which must be maintained in connection with the Maximum Loan Availability from 9.75% to 10.50%, (iv) increase the minimum ratio of EBITDA to Interest Expense from 1.60:1 to 1.65:1, (v) increase the minimum ratio of Adjusted EBITDA to Fixed Charges from 1.35:1 to 1.40:1, and (vi) increase maximum Projects Under Development to not in excess of 15.0% (previously 10.0%) of Gross Asset Value.

In determining our leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum. In effecting the Optional Amendment, we did not exercise either our right to a one-year extension of the maturity date to 2015, or our right to an increase in the maximum amount available under the Revolving Facility to $350.0 million.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

As of December 31, 2012, there were no amounts outstanding under our Revolving Facility. No amounts were pledged as collateral for letters of credit, and the unused portion that was available to us was $250.0 million at December 31, 2012.

Interest expense related to the Revolving Facility was $2.6 million, $2.6 million and $1.6 million for the years ended December 31, 2012 and 2011, and for March 10, 2010 (the closing date) through December 31, 2010 respectively, excluding non-cash amortization of deferred financing fees.

As of December 31, 2012, $182.0 million was outstanding under the 2010 Term Loan. The weighted average effective interest rates based on amounts borrowed under the 2010 Term Loan for 2012 and 2011 and for March 10, 2010 through December 31, 2010 were 4.82%, 5.58% and 5.83%, respectively. Interest expense excluding non-cash amortization and accelerated amortization of deferred financing fees related to the 2010 Term Loan was $14.4 million, $17.5 million and $19.0 million for 2012, 2011 and for March 10, 2010 through December 31, 2010, respectively. Currently $97.5 million is outstanding under the 2010 Term Loan.

As of December 31, 2012, obligations under the 2010 Term Loan were secured by first priority mortgages on 15 of our properties (subsequently reduced to 12 properties in 2013 following $84.5 million of 2010 Term Loan repayments) and by first priority leasehold mortgages on two properties ground leased by two subsidiaries. There were three properties released from being collateral properties in 2012 following the $58.0 million 2010 Term Loan repayment in connection with the October 2012 Series B Preferred Share Offering (see note 5 to our consolidated financial statements).

Deferred financing fee amortization associated with the 2010 Credit Facility for the years ended December 31, 2012 and 2011 and for March 10, 2010 to December 31, 2010 was $3.5 million, $3.6 million and $3.3 million, respectively. Accelerated deferred financing fee amortization associated with the 2010 Credit Facility for the years ended December 31, 2012 and 2011 and for March 10, 2010 to December 31, 2010 was $0.7 million, $0.1 million and $3.5 million, respectively, in connection with permanent paydowns of the 2010 Term Loan of $58.0 million, $7.2 million and $106.5 million for the years ended December 31, 2012 and 2011 and for March 10, 2010 to December 31, 2010, respectively.

Amounts borrowed under the 2010 Credit Facility bear interest at a rate between 2.00% and 3.00% in excess of LIBOR per annum, depending on our leverage. The rate in effect at December 31, 2012 was 3.00% in excess of LIBOR. The following table presents the applicable credit spread over LIBOR at various leverage levels:

Level	Ratio of Total Liabilities to Gross Asset Value	Applicable Margin
1	Less than 0.500 to 1.00	2.00%
2	Equal to or greater than 0.500 to 1.00 but less than 0.550 to 1.00	2.50%
3	Equal to or greater than 0.550 to 1.00 but less than 0.600 to 1.00	2.75%
4	Equal to or greater than 0.600 to 1.00	3.00%

In addition to the covenants amended by the Optional Amendment in 2012, the 2010 Credit Facility contains affirmative and negative covenants of the type customarily found in credit facilities of this nature. As of December 31, 2012, we were in compliance with all financial covenants.

EXCHANGEABLE NOTES In June 2012, we repaid in full the $136.9 million in outstanding principal of our Exchangeable Notes upon their maturity and paid accrued interest of $2.7 million, using $74.6 million in cash and $65.0 million from our Revolving Facility.

Our Exchangeable Notes balance was $136.9 million as December 31, 2011 (excluding debt discount of $0.8 million). Interest expense related to the Exchangeable Notes was $2.3 million, $5.5 million and $5.5 million (excluding non-cash amortization of debt discount of $0.8 million, $2.0 million and $1.9 million and the non-cash amortization of deferred financing fees of $0.3 million, $0.7 million and $0.7 million) for the years ended December 31, 2012, 2011 and 2010, respectively. The Exchangeable Notes bore interest at a contractual rate of 4.00% per annum.

MORTGAGE LOANS Twenty-four mortgage loans, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2032. Sixteen of the mortgage loans bear interest at a fixed rate and eight of the mortgage loans bear interest at variable rates.

The balances of the fixed rate mortgage loans have interest rates that range from 3.90% to 9.36% and had a weighted average interest rate of 5.36% at December 31, 2012. The eight variable rate mortgage loan balances had a weighted average interest rate of 2.46% at December 31, 2012. The weighted average interest rate of all consolidated mortgage loans was 4.74% at December 31, 2012. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments," and mortgage loans for properties classified as held for sale are accounted for in "Liabilities on assets held for sale" on the consolidated balance sheets, and are not included in the table below.

The following table outlines the timing of principal payments and balloon payments pursuant to the terms of our mortgage loans of our consolidated properties as of December 31, 2012:

(in thousands of dollars) For the Year Ending December 31,	Principal Amorization	Balloon Payments[1]	Total
2013	$ 16,188	$ 397,723	$ 413,911
2014	16,048	99,203	115,251
2015	19,201	270,799	290,000
2016	9,879	243,745	253,624
2017	8,845	150,000	158,845
2018 and thereafter	40,721	445,700	486,421
	$110,882	**$1,607,170**	**$1,718,052**

[1] *Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements. Of the balloon payments coming due in 2013, in February 2013 we extended the due dates on two mortgage loans with an aggregate balance of $103.0 million to 2018, and mortgage loans with an aggregate balance of $184.3 million may be extended under extension options in the respective loan agreements; however, we must obtain lender approval for the extension options to become effective, and we might be required to pay a portion of the principal balance in order to exercise the extension options. Also in February 2013, we extended to 2018 the due date on a mortgage loan that had a $32.5 million balloon payment due in 2014.*

The following table outlines the timing of principal payments pursuant to the terms of the mortgage loans of our properties classified as held for sale as of December 31, 2012:

(in thousands of dollars) For the Year Ending December 31,	Principal Amorization	Balloon Payments[1]	Total
2013	$ 766	$ 50,000	$ 50,766
2014	803	—	803
2015	841	—	841
2016	876	—	876
2017	924	—	924
2018 and thereafter	4,835	40,709	45,544
	$ 9,045	**$ 90,709**	**$ 99,754**

[1] *Of the balloon payments coming due in 2013, $50.0 million was repaid in connection with the sale of Paxton Towne Centre in January 2013.*

The estimated fair values of mortgage loans based on year-end interest rates and market conditions at December 31, 2012 and 2011 are as follows:

	2012		2011	
(in millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage loans	$ 1,718.1	$ 1,739.7	$ 1,691.4	$ 1,683.4

The mortgage loans contain various customary default provisions. As of December 31, 2012, we were not in default on any of the mortgage loans.

MORTGAGE LOAN ACTIVITY The following table presents the mortgage loans we have entered into since January 1, 2010 relating to our consolidated properties:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Interest Rate	Maturity
2013 Activity:				
February	Francis Scott Key Mall[1]	$ 62.6	LIBOR plus 2.60%	March 2018
February	Lycoming Mall[2]	35.5	LIBOR plus 2.75%	March 2018
February	Viewmont Mall[1]	48.0	LIBOR plus 2.60%	March 2018
2012 Activity:				
January	New River Valley Mall[3]	28.1	LIBOR plus 3.00%	January 2019
February	Capital City Mall	65.8	5.30% fixed	March 2022
July	Christiana Center[4]	50.0	4.64% fixed	August 2022
August	Cumberland Mall	52.0	4.40% fixed	August 2022
August	Cherry Hill Mall[5]	300.0	3.90% fixed	September 2022
2011 Activity:				
July	801 Market Street[6]	27.7	LIBOR plus 2.10%	July 2016
2010 Activity:				
January	New River Valley Mall[7]	30.0	LIBOR plus 4.50%	January 2013
March	Lycoming Mall[2]	2.5	6.84% fixed	June 2014
July	Valley View Mall[8]	32.0	5.95% fixed	June 2020

[1] *Interest only payments.*

[2] *The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010. The mortgage loan was amended in February 2013 to lower the interest rate to LIBOR plus 2.75% and to extend the maturity date to March 2018. We also took an additional draw of $2.1 million in February 2013.*

[3] *Extension option modified the mortgage rate and payment terms. Interest only payments for the first five years. Principal and interest commence January 2017 based on a 25 year amortization schedule, with a balloon payment due in January 2019.*

[4] *The property is classified as held for sale at December 31, 2012.*

[5] *Interest only payments for the first two years. Principal and interest payments of $1.4 million commencing October 1, 2014, with a balloon payment due in September 2022.*

[6] *The mortgage loan has a five year term and two one-year extension options. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment due in July 2016.*

[7] *Interest only. The mortgage loan had a three year term and one one-year extension option. We made principal payments of $0.8 million and $1.2 million in May 2010 and September 2010, respectively.*

[8] *Payments are of principal and interest based on a 30 year amortization schedule, with a balloon payment in June 2020. In connection with the mortgage loan financing, we repaid the existing $33.8 million mortgage loan using proceeds from the new mortgage and available working capital.*

OTHER 2011 ACTIVITY In June 2011, we exercised the first of two one-year extension options on the $45.0 million mortgage loan secured by Christiana Center in Newark, Delaware. In connection with the extension, principal and interest payments on the mortgage loan were calculated based on a 25 year amortization schedule. In 2012, we classified this property as held for sale.

In June 2011, in connection with the amendment of the 2010 Credit Facility, the lenders released the second mortgage on New River Valley Mall in Christiansburg, Virginia, and that property is no longer one of the collateral properties securing the 2010 Credit Facility.

In July 2011, we exercised the first of two one-year extension options on the $54.0 million interest only mortgage loan secured by Paxton Towne Centre in Harrisburg, Pennsylvania.

In November 2011, we repaid a $48.1 million mortgage loan on Capital City Mall in Camp Hill, Pennsylvania using $40.0 million from our Revolving Facility and $8.1 million of available working capital.

OTHER 2010 ACTIVITY In September 2010, we repaid the mortgage loan on Creekview Center with a balance of $19.4 million in connection with the sale of five power centers, including Creekview Center.

In February 2008, we entered into the One Cherry Hill Plaza mortgage loan in connection with the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option. In July 2010, we made a principal payment of $0.7 million and exercised the second extension option.

5. Equity Offerings

2012 PREFERRED SHARE OFFERINGS In April 2012, we issued 4,600,000 8.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the "Series A Preferred Shares") in a public offering at $25.00 per share. We received net proceeds from the offering of $110.9 million after deducting payment of the underwriting discount of $3.6 million ($0.7875 per Series A Preferred Share) and estimated offering expenses of $0.5 million. We used a portion of the net proceeds from this offering to repay all $30.0 million of then-outstanding borrowings under the Revolving Facility.

In October 2012, we issued 3,450,000 7.375% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") in a public offering at $25.00 per share. We received net proceeds from the offering of $83.3 million after deducting payment of the underwriting discount of $2.7 million ($0.7875 per Series B Preferred Share) and estimated offering expenses of $0.3 million. We used a portion of the net proceeds from this offering to repay all $15.0 million of then-outstanding borrowings under the Revolving Facility and $58.0 million of borrowings under the 2010 Term Loan.

We may not redeem the Series A Preferred Shares or the Series B Preferred Shares before April 20, 2017 and October 11, 2017, respectively, except to preserve our status as a REIT or upon the occurrence of a Change of Control, as defined in the Trust Agreement addendums designating the Series A and Series B Preferred Shares, respectively. On and after April 20, 2017 and October 11, 2017, we may redeem any or all of the Series A Preferred Shares or the Series B Preferred Shares, respectively, at $25.00 per share plus any accrued and unpaid dividends. In addition, upon the occurrence of a Change of Control, we may redeem any or all of the Series A Preferred Shares or the Series B Preferred Shares for cash within 120 days after the first date on which such Change of Control occurred at $25.00 per share plus any accrued and unpaid dividends. The Series A Preferred Shares and the Series B Preferred Shares have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless we redeem or otherwise repurchase them or they are converted.

As of December 31, 2012, there was $0.7 million in accumulated but unpaid dividends relating to the Series A and Series B Preferred Shares. This amount was deducted from net loss to determine net loss attributable to common shareholders.

2010 COMMON SHARE OFFERING In May 2010, we issued 10,350,000 common shares in a public offering at $16.25 per share. We received net proceeds from the offering of $160.6 million after deducting payment of the underwriting discount of $0.69 per share and offering expenses. We used the net proceeds from this offering, plus available working capital, to repay borrowings under our 2010 Credit Facility. Specifically, we used $106.5 million of the net proceeds to repay a portion of the 2010 Term Loan and $54.2 million to repay a portion of the outstanding borrowings under the Revolving Facility. As a result of this transaction, we satisfied the requirement contained in the 2010 Credit Facility to reduce the aggregate amount of the lender Revolving Commitments and 2010 Term Loan by $100.0 million over the term of the 2010 Credit Facility.

6. Derivatives

In the normal course of business, we are exposed to financial market risks, including interest rate risk on our interest bearing liabilities. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of financial instruments such as derivatives. We do not use financial instruments for trading or speculative purposes.

CASH FLOW HEDGES OF INTEREST RATE RISK Our outstanding derivatives have been designated under applicable accounting authority as cash flow hedges. The effective portion of changes in the fair value of derivatives designated as, and that qualify as, cash flow hedges is recorded in "Accumulated other comprehensive loss" and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. To the extent these instruments are ineffective as cash flow hedges, changes in the fair value of these instruments are recorded in "Interest expense, net." We recognize all derivatives at fair value as either assets or liabilities in the accompanying consolidated balance sheets. Our derivative assets and liabilities are recorded in "Fair value of derivative instruments."

Amounts reported in "Accumulated other comprehensive loss" that are related to derivatives will be reclassified to "Interest expense, net" as interest payments are made on our corresponding debt. During the next twelve months, we estimate that $10.4 million will be reclassified as an increase to interest expense in connection with derivatives.

INTEREST RATE SWAPS AND CAP As of December 31, 2012, we had entered into eight interest rate swap agreements with a weighted average interest rate of 2.97% on a notional amount of $592.3 million maturing on various dates through November 2013, and two forward starting interest rate swap agreements with a weighted average interest rate of 1.25% on a notional amount of $53.1 million maturing in 2016 and 2017. We had previously entered into an interest rate cap that matured in April 2012.

We entered into these interest rate swap agreements (including the forward starting swap agreements) in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable interest rate long term debt. We have assessed the effectiveness of these interest rate swap agreements as hedges at inception and on a quarterly basis. On December 31, 2012, except as set forth below, we considered these interest rate swap agreements to be highly effective as cash flow hedges. The interest rate swap agreements are net settled monthly.

As the result of our permanent paydown of a portion of our 2010 Credit Facility in 2012 and expected repayments of mortgage loans secured by properties expected to be sold in 2013, we anticipated that we would not have sufficient 1-month LIBOR based interest payments to meet the entire swap notional amount related to three of our swaps. Therefore, it was probable that a portion of the hedged forecasted transactions (1-month LIBOR interest payments) associated with the three swaps would not occur by the end of the originally specified time period as documented at the inception of the hedging relationships. As such, previously deferred losses in other comprehensive income in the amount of $0.6 million related to these three interest rate swaps were reclassified into interest expense during 2012. One of those swaps with a notional amount of $40.0 million no longer qualifies for hedge accounting as a result of the missed forecasted transactions and will be marked to market through earnings prospectively. These swaps are scheduled to expire by their terms in March 2013.

Additionally, certain of the properties that were under contract to be sold as of December 31, 2012 served as security for mortgage loans that were previously hedged. Since it was probable because of the pending sales that the hedged transactions as identified in our original hedge documentation would not occur, we reclassified $0.6 million from other comprehensive income to interest expense.

Accumulated other comprehensive loss as of December 31, 2012 includes a net loss of $8.7 million relating to forward-starting swaps that we cash settled in prior years that are being amortized over 10 year periods commencing on the closing dates of the debt instruments that are associated with these settled swaps.

The following table summarizes the terms and estimated fair values of our interest rate swap, cap and forward starting swap derivative instruments at December 31, 2012 and December 31, 2011. The notional values provide an indication of the extent of our involvement in these instruments, but do not represent exposure to credit, interest rate or market risks. The fair values of our derivative instruments are recorded in "Fair value of derivative instruments" on our balance sheet:

(in millions of dollars) Notional Value	Fair Value at December 31, 2012[1]	Fair Value at December 31, 2011[1]	Interest Rate	Effective Date	Maturity Date
Interest Rate Swaps					
$ 200.0	$ N/A	$ (0.7)	1.78%		April 2, 2012
25.0	N/A	(0.3)	1.83%		December 31, 2012
60.0	(0.2)	(0.9)	1.74%		March 11, 2013
200.0	(1.0)	(4.5)	2.96%		March 11, 2013
40.0	(0.1)	(0.6)	1.82%		March 11, 2013
65.0	(1.5)	(3.2)	3.60%		September 9, 2013
68.0	(1.6)	(3.5)	3.69%		September 9, 2013
56.3	(1.4)	(2.9)	3.73%		September 9, 2013
55.0	(1.3)	(2.4)	2.90%		November 29, 2013
48.0	(1.2)	(2.1)	2.90%		November 29, 2013
Interest Rate Cap					
16.3	N/A	(0.0)	2.50%		April 2, 2012
Forward Starting Interest Rate Swaps					
28.1	(0.9)	N/A	1.38%	January 2, 2013	January 2, 2017
25.0	(0.5)	N/A	1.10%	March 12, 2013	July 31, 2016
	$ (9.7)	**$ (21.1)**			

[1] As of December 31, 2012 and December 31, 2011, derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2012 and December 31, 2011, we do not have any significant recurring fair value measurements related to derivative instruments using significant unobservable inputs (Level 3).

The table below presents the effect of our derivative financial instruments on our consolidated statements of operations as of December 31, 2012 and December 31, 2011:

(in millions of dollars)	For the Year Ended December 31, 2012	2011	Consolidated Statement of Operations Location
Derivatives in cash flow hedging relationships:			
Interest rate products			
Loss recognized in Other Comprehensive Income (Loss) on derivatives	$ (3.8)	$ (11.1)	N/A
Loss reclassified from Accumulated Other Comprehensive Income (Loss) into income (effective portion)	$ 18.8	$ 17.2	Interest expense
Gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	$ (1.2)	$ —	Interest expense

CREDIT-RISK-RELATED CONTINGENT FEATURES We have agreements with some of our derivative counterparties that contain a provision pursuant to which, if our entity that originated such derivative instruments defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. As of December 31, 2012, we were not in default on any of our derivative obligations.

We have an agreement with a derivative counterparty that incorporates the loan covenant provisions of our loan agreement with a lender affiliated with the derivative counterparty. Failure to comply with the loan covenant provisions would result in us being in default on any derivative instrument obligations covered by the agreement.

As of December 31, 2012, the fair value of derivatives in a net liability position, which excludes accrued interest but includes any adjustment for nonperformance risk related to these agreements, was $9.7 million. If we had breached any of the default provisions in these agreements as of December 31, 2012, we might have been required to settle our obligations under the agreements at their termination value (including accrued interest) of $11.1 million. We had not breached any of these provisions as of December 31, 2012.

7. Benefit Plans

401(k) PLAN We maintain a 401(k) Plan (the "401(k) Plan") in which substantially all of our employees are eligible to participate. The 401(k) Plan permits eligible participants, as defined in the 401(k) Plan agreement, to defer up to 15% of their compensation, and we, at our discretion, may match a specified percentage of the employees' contributions. Our and our employees' contributions are fully vested, as defined in the 401(k) Plan agreement. Our contributions to the 401(k) Plan were $1.0 million for each of the years ended December 31, 2012, 2011 and 2010.

SUPPLEMENTAL RETIREMENT PLANS We maintain Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses under the provisions of the Supplemental Plans were $0.7 million, $0.8 million and $0.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

EMPLOYEE SHARE PURCHASE PLAN We maintain a share purchase plan through which our employees may purchase common shares at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2012, 2011 and 2010, approximately 44,000, 43,000 and 46,000 shares, respectively, were purchased for total consideration of $0.4 million in each year. We recorded expense of $0.3 million, $0.1 million and $0.2 million in the years ended December 31, 2012, 2011 and 2010, respectively, related to the share purchase plan.

PERFORMANCE INCENTIVE UNIT PROGRAM In 2009, we made awards of Performance Incentive Units ("PIUs") that were subject to market based vesting. The PIUs vested in equal installments over a three year period if specified total return to shareholders goals (as defined in the PIU plan) established at the time of the award were met each year. Payments under the PIU program were made in cash. The amount of the payments varied based upon the total return to our shareholders relative to the total return achieved for the companies in an index of real estate investment trusts, as defined in the PIU plan. We recorded compensation expense for the PIU program pro rata over the vesting period based on estimates of future cash payments under the plan. We issued 221,022 PIUs in 2009 with an initial value of $0.8 million, and recorded compensation expense relating to these awards of $0.1 million and $0.8 million for the years ended December 31, 2011 and 2010, respectively.

When the measurement period for the PIUs issued in 2009 expired on December 31, 2011, our total return to our shareholders relative to the total return achieved by the companies in an index of real estate investment trusts was at the 50th percentile, and in February 2012, an aggregate of $1.1 million was paid to participants in the program in respect of the PIUs issued to participants. After this payment, we had no PIUs outstanding.

8. Share Based Compensation

SHARE BASED COMPENSATION PLANS As of December 31, 2012, there was one share based compensation plan under which we continue to make awards: our Second Amended and Restated 2003 Equity Incentive Plan, which was approved by our shareholders in 2012. Previously, we maintained five other plans pursuant to which we granted equity awards in various forms. Certain restricted shares and certain options granted under these previous plans remain subject to restrictions or remain outstanding and exercisable, respectively. In addition, we previously maintained two plans pursuant to which we granted options to our non-employee trustees.

We recognize expense in connection with share based awards to employees and trustees by valuing all share based awards at their fair value on the date of grant, and then expensing them over the applicable vesting period.

For the years ended December 31, 2012, 2011 and 2010, we recorded aggregate compensation expense for share based awards of $11.1 million (including $2.1 million of accrued amortization relating to employee separation), $9.1 million and $8.1 million, respectively, in connection with the equity incentive programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements. For each of the years ended December 31, 2012, 2011 and 2010, we capitalized compensation costs related to share based awards of $0.1 million, respectively.

2003 EQUITY INCENTIVE PLAN Subject to any future adjustments for share splits and similar events, the total remaining number of common shares that may be issued to employees or trustees under our Second Amended and Restated 2003 Equity Incentive Plan (the "2003 Equity Incentive Plan") (pursuant to options, restricted shares, shares issuable pursuant to current or future RSU Programs, or otherwise) was 1,901,078 as of December 31, 2012. Other than a portion of the 2012 and 2010 annual awards to trustees, the share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

RESTRICTED SHARES The aggregate fair value of the restricted shares that we granted to our employees in 2012, 2011 and 2010 was $6.2 million, $4.7 million and $5.5 million, respectively. As of December 31, 2012, there was $5.3 million of total unrecognized compensation cost related to unvested share based compensation arrangements granted under the 2003 Equity Incentive Plan. The cost is expected to be recognized over a weighted average period of 0.8 years. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $7.5 million, $5.6 million and $5.2 million, respectively.

A summary of the status of our unvested restricted shares as of December 31, 2012 and changes during the years ended December 31, 2012, 2011 and 2010 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2010	**1,077,480**	**$ 12.93**
Shares granted	519,086	11.68
Shares vested	(389,783)	14.07
Shares forfeited	(47,034)	27.46
Unvested at December 31, 2010	**1,159,749**	**11.39**
Shares granted	358,234	14.50
Shares vested	(525,202)	11.20
Shares forfeited	(42,555)	11.89
Unvested at December 31, 2011	**950,226**	**12.65**
Shares granted	459,526	14.46
Shares vested	(664,574)	11.50
Shares forfeited	(20,442)	14.22
Unvested at December 31, 2012	**724,736**	**$ 14.81**

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING In 2005, we granted 67,147 restricted shares that were subject to market based vesting. These restricted shares would have vested in equal installments over a five-year period if specified total return to shareholders goals established at the time of the grant were met in each year. If the goal was not met in any year, the awards provided for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Of these shares, 10,056 shares were previously issued and 2,450 were forfeited in connection with employee severance arrangements. In addition, we met the return criteria for the portion relating to 2009, and thus 10,927 shares vested in February 2010. Because the vesting of the balance of the market based restricted shares granted in 2005 depended upon the achievement of certain total return to shareholders goals by December 31, 2009, and because the Company did not meet these objectives by that date, the remaining 43,714 shares granted in 2005 were forfeited in 2010 upon the formal determination by the Executive Compensation and Human Resources Committee of our Board of Trustees in accordance with the terms of the 2003 Equity Incentive Plan.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING In 2012, 2011 and 2010, we made grants of restricted shares subject to time based vesting. The awarded shares vest over periods of two to three years, typically in equal annual installments, provided the recipient is our employee on the vesting date. For all grantees, the shares generally vest immediately upon death or disability. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. We granted a total of 425,462, 330,610 and 476,750 restricted shares subject to time based vesting to our employees in 2012, 2011 and 2010, respectively. The weighted average grant date fair values of time based restricted shares, which were determined based on the average of the high and low sales price of a common share on the date of grant, was $14.57 in 2012, $14.36 per share in 2011 and $11.61 per share in 2010. Compensation cost relating to time based restricted share awards is recorded ratably over the respective vesting periods. We recorded $6.0 million (including $1.0 million of accelerated amortization relating to employee separation), $6.1 million and $5.4 million of compensation expense related to time based restricted shares for the years ended December 31, 2012, 2011 and 2010, respectively.

We will record future compensation expense in connection with the vesting of existing time based restricted share awards as follows:

(in thousands of dollars)
For the Year Ending December 31,

2013	$ 3,376
2014	1,725
2015	197
Total	**$ 5,298**

On February 27, 2013, the Company granted 216,758 time-based restricted shares to employees with a grant date fair value of $4.0 million that vest over periods of two to three years in annual installments (the future expenses associated with this vesting are not reflected in the table above).

RESTRICTED SHARE UNIT PROGRAM In 2012, 2011 and 2010, our Board of Trustees established the 2012-2014 RSU Program, the 2011-2013 RSU Program and the 2010-2012 RSU Program, respectively (the "RSU Programs"). Under the RSU Programs, we may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on our performance in terms of total return to shareholders (as defined in the RSU Programs) for the three year periods ending December 31, 2014, 2013 and 2012 or a shorter period ending upon the date of a change in control of the Company (each, a "Measurement Period") relative to the total return to shareholders, as defined, for the applicable Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). Dividends are deemed credited to the participants' RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the applicable Measurement Period.

The aggregate fair values of the RSU awards in 2012, 2011 and 2010 were determined using a Monte Carlo simulation probabilistic valuation model and were $4.0 million (a weighted average of $18.41 per share), $3.5 million ($15.98 per share) and $4.7 million ($14.87 per share), respectively.

The table below sets forth the assumptions used in the Monte Carlo simulations used to determine the aggregate fair values of the RSU awards in 2012, 2011 and 2010 by grant date:

	RSUs and assumptions by Grant Date			
	April 23, 2012	April 9, 2012	March 10, 2011	March 10, 2010
RSUs granted	80,744	134,761	220,766	317,749
Volatility	57.2%	61.5%	95.3%	93.5%
Risk free interest rate	0.39%	0.46%	1.13%	1.50%
PREIT Stock Beta compared to Dow Jones US Real Estate Index	1.457	1.495	1.280	1.266

Compensation cost relating to the RSU awards is expensed ratably over the applicable three year vesting period. We recorded $4.5 million (including $1.1 million of accelerated amortization relating to employee separation), $2.7 million and $2.4 million of compensation expense related to the RSU Programs for the years ended December 31, 2012, 2011 and 2010, respectively. We will record future compensation expense of $2.8 million related to the existing awards under the RSU Programs.

On February 27, 2013, the Company granted 109,718 RSUs to employees (the "2013 RSUs"). The 2013 RSUs have a three year measurement period that ends on December 31, 2015 or a shorter period ending upon the date of a change in control of the Company. The aggregate fair value of the 2013 RSUs has yet to be determined.

SERVICE AWARDS In 2012, 2011 and 2010, we issued 1,875, 1,950 and 2,075 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair values of the awards of $29,000, $31,000 and $26,000 in the years ended December 31, 2012, 2011 and 2010, respectively, were determined based on the average of the high and low share price on the grant date and recorded as compensation expense.

RESTRICTED SHARES AWARDED TO NON-EMPLOYEE TRUSTEES As part of the compensation we pay to our non-employee trustees for their service, we grant restricted shares subject to time based vesting. The 2003 Equity Incentive Plan provides for the granting of restricted share awards to our non-employee trustees. The 2008 Restricted Share Plan for Non-Employee Trustees previously provided for the granting of restricted share awards to our non-employee trustees. In 2010 and 2012, a portion of these annual awards was made under the 2008 Restricted Share Plan for Non-Employee Trustees, and a portion was made under the 2003 Equity Incentive Plan. In 2011, all of these annual awards were made under the 2003 Equity Incentive Plan. The aggregate fair value of the restricted shares that we granted under both plans to our non-employee trustees in 2012, 2011 and 2010 was $0.4 million, $0.4 million and $0.5 million, respectively. We recorded $0.5 million, $0.3 million and $0.2 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $0.6 million of total unrecognized compensation expense related to unvested restricted share grants to non-employee trustees. Compensation expense will be recognized over a weighted average period of 0.9 years. The total fair value of shares granted to non-employee trustees that vested was $0.1 million, $0.4 million, and $0.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. We will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(in thousands of dollars) For the Year Ending December 31,	Future Compensation Expense
2013	$ 340
2014	207
2015	54
Total	**$ 601**

OPTIONS OUTSTANDING Options are typically granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by us, but in no event later than ten years from the grant date. We have six plans under which we have historically granted options. We have not granted any options to our employees since 2003, and, since that date, have only made option grants to non-employee trustees on the date they became trustees in accordance with past practice. In 2012, 5,000 options were granted to a non-employee trustee. No options were granted to non-employee trustees in 2011 or 2010. In 2012, 5,000 options were exercised. The following table presents the changes in the number of options outstanding from January 1, 2010 through December 31, 2012:

	Weighted Average Exercise Price/Total	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2010	**152,293**	**17,293**	**100,000**	**35,000**
Options forfeited	$ 17.78	—	(100,000)	(7,500)
Options outstanding at December 31, 2010	**44,793**	**17,293**	**—**	**27,500**
Options forfeited	$ 21.19	(1,361)	—	(12,500)
Options outstanding at December 31, 2011	**30,932**	**15,932**	—	**15,000**
Options forfeited	$ 22.55	(932)	—	—
Options granted	$ 12.87	5,000	—	—
Options exercised	$ 5.41	(5,000)	—	—
Options outstanding at December 31, 2012[1]	**30,000**	**15,000**	**—**	**15,000**
Outstanding exercisable and unexercisable options				
Average exercise price per share	$ 30.68	$ 28.47	$ —	$ 32.89
Aggregate exercise price[2]	$ 920	$ 427	$ —	$ 493
Intrinsic value of options outstanding[2]	$ 24	$ 24	$ —	$ —
Outstanding exercisable options at December 31, 2012				
Options	25,000	10,000	—	15,000
Average exercise price per share	$ 34.25	$ 36.28	$ —	$ 32.89
Aggregate exercise price[2]	$ 856	$ 363	$ —	$ 493
Intrinsic value of options outstanding[2]	$ —	$ —	$ —	$ —

[1] *The weighted average remaining contractual life of these outstanding options is 2.68 years (weighted average exercise price of $30.68 per share and an aggregate exercise price of $0.9 million).*
[2] *Amounts in thousands of dollars.*

The following table summarizes information relating to all options outstanding as of December 31, 2012:

	Options Outstanding as of December 31, 2012		Options Exercisable as of December 31, 2012		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (Years)
$12.87-$18.99	5,000	$ 12.87	—	$ —	9.3
$19.00-$28.99	5,000	$ 28.74	5,000	$ 28.74	0.4
$29.00-$38.00	20,000	$ 35.62	20,000	$ 36.82	1.6

9. Leases

AS LESSOR Our retail properties are leased to tenants under operating leases with various expiration dates ranging through 2099. Future minimum rent under noncancelable operating leases with terms greater than one year is as follows:

(in thousands of dollars) For the Year Ending December 31,	
2013	$ 259,256
2014	232,111
2015	200,116
2016	165,475
2017	134,355
2018 and thereafter	475,357
	$ 1,466,670

The total future minimum rent as presented does not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rent.

AS LESSEE We have operating leases for our corporate office space (see note 10) and for various computer, office and mall equipment. Furthermore, we are the lessee under third-party ground leases for portions of the land at five of our properties (Crossroads Mall, Exton Square Mall, The Gallery at Market East, Plymouth Meeting Mall and Uniontown Mall). Total amounts expensed relating to such leases were $3.2 million, $4.2 million and $4.2 million the years ended December 31, 2012, 2011 and 2010, respectively. We account for ground rent and capital lease expense on a straight line basis. Minimum future lease payments due in each of the next five years and thereafter are as follows (excluding the ground lease obligation associated with Orlando Fashion Square which was classified as held for sale at December 31, 2012 and sold in 2013):

(in thousands of dollars) For the Year Ending December 31,	Operating Leases	Ground Leases
2013	$ 1,998	$ 637
2014	1,782	658
2015	1,598	658
2016	1,419	652
2017	1,344	643
2018 and thereafter	2,477	39,713
	$ 10,618	**$ 42,961**

10. Related Party Transactions

GENERAL We provide management, leasing and development services for eight properties owned by partnerships and other entities in which certain of our officers or trustees or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $1.0 million, $1.1 million and $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

OFFICE LEASE We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers/trustees have an interest. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. Total rent expense under this lease was $1.5 million, $1.8 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

In April 2012, we entered into an amendment to our office lease with the Landlord, effective June 1, 2012. Under this amendment, the term has been extended for five years to October 31, 2019, and we have the option to renew the amended office lease for up to two additional periods for an aggregate of 10 years, at the then-current market base rental rate calculated in accordance with the terms of the amended office lease. The first extension period shall be no less than three and no more than seven years, at our discretion, and the second must be for 10 years less the number of years of the first extension. The base rent under the amended lease will be approximately $1.2 million per year, increasing incrementally to approximately $1.4 million in 2019.

In accordance with PREIT's related party transactions policy, PREIT's Special Committee considered and approved the terms of the transaction.

11. Commitments and Contingencies

CONTRACTUAL OBLIGATIONS As of December 31, 2012, we had unaccrued contractual and other commitments related to our capital improvement projects and development projects of $17.4 million in the form of tenant allowances, lease termination fees, and contracts with general service providers and other professional service providers.

EMPLOYMENT AGREEMENTS As of December 31, 2012, five officers of the Company had employment agreements with current terms that range from one year to three years and that renew automatically for additional one-year terms. These employment agreements provided for aggregate base compensation for the year ended December 31, 2012 of $2.0 million, subject to increases as approved by the Executive Compensation and Human Resources Committee of our Board of Trustees in future years, as well as additional incentive compensation.

In April 2012, we entered into amended employment agreements with Joseph F. Coradino and Ronald Rubin that became effective on June 7, 2012, the date that Mr. Coradino became our Chief Executive Officer and Mr. Rubin became our Executive Chairman.

Mr. Coradino's employment agreement has an initial term of two years, after which it will renew annually for one-year terms unless either party gives notice of non-renewal at least 120 days prior to the end of the then current term.

Mr. Rubin's employment agreement will have an initial term of three years, after which it will renew annually for one-year terms unless either party gives notice of non-renewal at least 120 days prior to the end of the then current term.

PROVISION FOR EMPLOYEE SEPARATION EXPENSE In connection with the appointment of Joseph F. Coradino as Chief Executive Officer in June 2012, conditions in the employment agreement of our former President and Chief Operating Officer, Edward A. Glickman, were triggered that caused us to record a provision for employee separation expense of $4.1 million in 2012.

Mr. Glickman left his position as the Company's President and Chief Operating Officer effective August 31, 2012. Under the Company's employment agreement with Mr. Glickman, in connection with his departure, he was entitled (i) to receive a cash payment of approximately $2.7 million, (ii) to receive additional amounts accrued under his supplemental retirement plan, (iii) to have his outstanding unvested restricted shares become vested, and (iv) to remain eligible to receive shares under the Company's Restricted Share Unit programs based on the Company's achievement of the performance metrics established by those programs as if his employment had not terminated.

In October 2012, Mr. Glickman resigned from his position as a trustee of the Company. To formally recognize and memorialize the terms of his departure from the Company as both a trustee and as an officer, the Company and Mr. Glickman entered into a separation agreement which included a mutual standard general release of all claims. Under the separation agreement, Mr. Glickman was entitled to a total cash separation payment of $2.8 million (including the above-described $2.7 million to which he would have been entitled under his employment agreement).

In connection with the terms of Mr. Rubin's amended employment agreement, we recorded a provision for employee separation expense of $2.6 million in 2012. We expect to record a total provision for employee separation expense of $4.5 million (we recorded $2.6 million through December 2012 and are recording an additional $1.9 million through June 2013) related to Mr. Rubin's employment agreement.

In 2012, we terminated certain employees. In connection with the departure of those employees, we recorded $2.7 million of employee separation expense.

LEGAL ACTIONS In the normal course of business, we have and might become involved in legal actions relating to the ownership and operation of our properties and the properties we manage for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on our consolidated financial position or results of operations.

ENVIRONMENTAL We are aware of certain environmental matters at some of our properties. We have, in the past, performed remediation of such environmental matters, and are not aware of any significant remaining potential liability relating to these environmental matters. We might be required in the future to perform testing relating to these matters. We do not expect these matters to have any significant impact on our liquidity or results of operations. However, we can provide no assurance that the amounts reserved will be adequate to cover further environmental costs. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate.

TAX PROTECTION AGREEMENTS On January 22, 2008, PREIT, PREIT Associates, L.P., and another subsidiary of PREIT entered into a Contribution Agreement with Bala Cynwyd Associates, L.P., City Line Associates, Ronald Rubin, George Rubin, Joseph Coradino and two other individuals regarding the acquisition of an office building located within the boundaries of PREIT's Cherry Hill Mall. In connection with that agreement, PREIT and PREIT Associates agreed to provide tax protection to Ronald Rubin, George Rubin, Joe Coradino and one other individual resulting from the sale of the office building during the eight years following the initial closing.

We did not enter into any guarantees or tax protection agreements in connection with our merger, acquisition or disposition activities in 2012, 2011 or 2010.

12. Historic Tax Credits

In the third quarter of 2009, we closed a transaction with a counterparty (the "Phase I Counterparty") related to the historic rehabilitation of an office building located at 801 Market Street in Philadelphia, Pennsylvania (the "Project"). The Phase I Counterparty agreed to contribute $10.6 million of equity to the Project, and paid $10.1 million of that amount in cash contemporaneously with the closing of the transaction, which was recorded in "Noncontrolling interest." The remaining funds of $0.5 million were paid in 2011 after we satisfied certain conditions. In exchange for its contributions into the Project, the Phase I Counterparty received substantially all of the historic rehabilitation tax credits associated with the Project as a distribution. The Phase I Counterparty does not have a material interest in the underlying economics of the Project. The transaction also includes a put/call option whereby we might be obligated or entitled to repurchase the Phase I Counterparty's ownership interest in the Project at a stated value of $1.6 million. We believe that the put option will be exercised by the Phase I Counterparty, and an amount attributed to that option is included in the recorded balance of "Noncontrolling interest."

Based on the contractual arrangements that obligate us to deliver tax credits and provide other guarantees to the Phase I Counterparty and that entitle us, through fee arrangements, to receive substantially all available cash flow from the Project, we concluded that the Project should be consolidated. We also concluded that capital contributions received from the Phase I Counterparty are, in substance, consideration that we received in exchange for the put option and our obligation to deliver tax credits to the Phase I Counterparty. The Phase I Counterparty's contributions, other than the amounts allocated to the put option, are classified as "Noncontrolling interest" and recognized as "Other income" in the consolidated financial statements as our obligation to deliver tax credits is relieved.

The tax credits are subject to a five year credit recapture period, as defined in the Internal Revenue Code of 1986, as amended, beginning one year after the completion of the Project in the third quarter of 2009. Our obligation to the Phase I Counterparty with respect to the tax credits is ratably relieved annually each August, upon the expiration of each portion of the recapture period. In the third quarters of 2010, 2011 and 2012, the first, second and third recapture periods expired and we recognized $1.7 million, $1.9 million and $1.8 million, respectively, of the contribution received from the Phase I Counterparty as "Other income" in the consolidated statements of operations.

In the second quarter of 2012, we closed a transaction with a Phase II Counterparty (the "Phase II Counterparty") related to the historic rehabilitation of an office building located at 801 Market Street in Philadelphia, Pennsylvania (the "Phase II Project"). The Phase II Counterparty agreed to contribute $3.7 million of equity to the Phase II Project, and paid $1.5 million of that amount in cash contemporaneously with the closing of the transaction, which was recorded in "Accured expenses and other liabilities." The remaining funds of $2.2 million will be paid at a future date after we satisfy certain conditions. In exchange for its contributions into the Phase II Project, the Phase II Counterparty received substantially all of the historic rehabilitation tax credits associated with the Phase II Project as a distribution. The Phase II Counterparty does not have a material interest in the underlying economics of the Phase II Project. The transaction also includes a put/call option whereby we might be obligated or entitled to repurchase the Phase II Counterparty's ownership interest in the Phase II Project at a stated value of $0.6 million. We believe that the put option will be exercised by the Phase II Counterparty, and an amount attributed to that option is included in the recorded balance of "Accrued expenses and other liabilities."

Based on the contractual arrangements that obligate us to deliver tax credits and provide other guarantees to the Phase II Counterparty and that entitle us, through fee arrangements, to receive substantially all available cash flow from the Phase II Project, we concluded that the Phase II Project should be consolidated. We also concluded that capital contributions received from the Phase II Counterparty are, in substance, consideration that we received in exchange for the put option and our obligation to deliver tax credits to the Phase II Counterparty. The Phase II Counterparty's contributions, other than the amounts allocated to the put option, are classified as "Accrued expenses and other liabilities" and recognized as "Other income" in the consolidated financial statements as our obligation to deliver tax credits is relieved.

The tax credits are subject to a five year credit recapture period, as defined in the Internal Revenue Code of 1986, as amended, beginning one year after the completion of the Phase II Project in the second quarter of 2012. Our obligation to the Phase II Counterparty with respect to the tax credits is ratably relieved annually each June, upon the expiration of each portion of the recapture period.

13. Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011:

(in thousands of dollars, except per share amounts) For the Year Ended December 31, 2012	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[1]	Total
Revenue from continuing operations	$ 102,817	$ 102,466	$ 106,133	$ 115,766	$ 427,182
Revenue from discontinued operations	6,802	6,654	6,743	7,140	27,339
Income (loss) from discontinued operations[2]	887	634	959	(2,138)	342
Net loss[3]	(10,416)	(12,401)	(12,861)	(6,872)	(42,550)
Net loss attributable to PREIT[3]	(9,997)	(11,888)	(12,353)	(6,599)	(40,837)
Income (loss) from discontinued operations per share–basic and diluted	0.02	0.01	0.02	(0.04)	0.01
Net loss per share–basic and diluted	(0.18)	(0.25)	(0.27)	(0.19)	(0.89)

(in thousands of dollars, except per share amounts) For the Year Ended December 31, 2011	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[1]	Total
Revenue from continuing operations	$ 102,962	$ 101,029	$ 106,750	$ 116,262	$ 427,003
Revenue from discontinued operations	7,518	7,171	6,994	7,874	29,557
Income (loss) from discontinued operations[2]	(141)	(711)	(27,920)	1,411	(27,361)
Net loss[3]	(14,919)	(19,011)	(59,425)	(580)	(93,935)
Net loss attributable to PREIT[3]	(14,318)	(18,248)	(57,038)	(557)	(90,161)
Income (loss) from discontinued operations per share–basic and diluted	0.00	(0.01)	(0.49)	0.02	(0.48)
Net loss per share–basic and diluted	(0.27)	(0.34)	(1.05)	(0.01)	(1.66)

[1] *Fourth Quarter revenue includes a significant portion of annual percentage rent as most percentage rent minimum sales levels are met in the fourth quarter.*

[2] *Includes impairments losses on discontinued operations of $3.8 million (4th Quarter 2012) and of $28.0 million (3rd Quarter 2011).*

[3] *Includes gains on sales of discontinued operations of $0.9 million (before non controlling interest)(4th Quarter 2012). Also includes impairment losses on discontinued operations of $3.8 million (4th Quarter 2012), of $28.0 million (3rd Quarter 2011) and impairment losses on continuing operations of $24.1 million (3rd Quarter 2011).*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG LLP has issued a report on the effectiveness of internal control over financial reporting that is included on page 42 in this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion on the effectiveness of Pennsylvania Real Estate Investment Trust's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Stockholders
Pennsylvania Real Estate Investment Trust:

We have audited Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Pennsylvania Real Estate Investment Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 1, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls located in the eastern half of the United States, primarily in the Mid-Atlantic region.

We currently own interests in 46 retail properties, of which 42 are operating properties, three are development properties and one is classified as held for sale. The 42 operating properties, which are classified in continuing operations, include 36 enclosed malls and six strip and power centers, have a total of 30.7 million square feet and operate in 12 states. We and partnerships in which we own an interest owned 23.9 million square feet at these properties (excluding space owned by anchors).

There are 35 operating retail properties in our portfolio that we consolidate for financial reporting purposes. These consolidated properties have a total of 26.1 million square feet, of which we own 20.8 million square feet. The seven operating retail properties that are owned by unconsolidated partnerships with third parties have a total of 4.6 million square feet, of which 3.1 million square feet are owned by such partnerships.

The development portion of our portfolio contains three properties in two states, with two classified as "mixed use" (a combination of retail and other uses) and one classified as "other."

We currently have one power center property that is classified as held for sale. We have entered into an agreement to sell this asset in 2013.

At December 31, 2012, we had four properties that were classified as held for sale, two of which were malls and two of which were power centers. In January and February 2013, we sold the two malls and one of the power centers.

Our primary business is owning and operating retail shopping malls, which we do primarily through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We provide management, leasing and real estate development services through PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-Rubin, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer additional services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

Our revenue consists primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rent (rent that is based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net loss was reduced by $51.3 million to $42.6 million for 2012 from $93.9 million for the year ended December 31, 2011. The change in our 2012 results of operations from the prior year was primarily affected by impairment charges of $52.3 million in 2011 related to North Hanover Mall and Phillipsburg Mall; an impairment charge of $3.8 million related to Phillipsburg Mall in 2012; $9.4 million in employee separation expense in 2012; a decrease in interest expense resulting from lower debt balances; and an increase in net operating income.

We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. We do not have any significant revenue or asset concentrations, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interest in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates" or the "Operating Partnership"). We are the sole general partner of the Operating Partnership and, as of December 31, 2012, held a 96.1% controlling interest in the Operating Partnership, and consolidated it for reporting purposes. We hold our investments in seven of the 43 retail properties and one of the three development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40% to 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the statements of operations caption entitled "Equity in income of partnerships," rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Distributions in excess of partnership investments."

We hold our interest in three of our unconsolidated partnerships through tenancy in common arrangements. For each of these properties, title is held by us and another person or persons, and each has an undivided interest in the property. With respect to each of the three properties, under the applicable agreements between us and the other persons with ownership interests, we and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both us and the other person (or at least one of the other persons) owning an interest in the property. Hence, we account for each of the properties using the equity method of accounting. The balance sheet items arising from these properties appear under the caption "Investments in partnerships, at equity." The statements of operations items arising from these properties appear in "Equity in income of partnerships."

For further information regarding our unconsolidated partnerships, see note 3 to our consolidated financial statements.

CURRENT ECONOMIC CONDITIONS AND OUR NEAR TERM CAPITAL NEEDS The conditions in the economy have increased unemployment and have caused fluctuations and variations in business and consumer confidence and consumer spending on retail goods. As a result, as compared to past years, the sales and profit performance of certain retailers has fluctuated. We continue to adjust our plans and actions to take into account the current environment.

We continue to contemplate ways to reduce our leverage through a variety of means available to us, subject to and in accordance with the terms of our Amended, Restated and Consolidated Senior Secured Credit Agreement (as amended, the "2010 Credit Facility"). These steps might include obtaining additional equity capital, including through the issuance of common or preferred equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties or interests in properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

CAPITAL IMPROVEMENT PROJECTS AND DEVELOPMENT At our operating properties, we might engage in various types of capital improvement projects. Such projects vary in cost and complexity, and can include building out new or existing space for individual tenants, upgrading common areas or exterior areas such as parking lots, or redeveloping the entire property, among other projects. Project costs are accumulated in "Construction in progress" on our consolidated balance sheet until the asset is placed into service, and amounted to $68.6 million as of December 31, 2012.

At our development properties, we are also engaged in several types of projects. However, we do not expect to make any significant investment in these projects in the short term. As of December 31, 2012, we had incurred $56.7 million of costs (net of impairment charges recorded in prior years) related to our activity at development properties.

As of December 31, 2012, we had unaccrued contractual and other commitments related to our capital improvement projects and development projects of $17.4 million in the form of tenant allowances, lease termination fees, and contracts with general service providers and other professional service providers.

IMPAIRMENT OF ASSETS If there is a triggering event in relation to a property to be held and used, we will estimate the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges. In addition, this estimate may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by our management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could affect the determination of whether an impairment exists and whether the effects of such changes could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, a further comparison is performed to determine if the fair value of the property is less than the carrying amount of the property.

In determining the estimated undiscounted cash flows of the properties that are being analyzed for impairment of assets, we take the sum of the estimated undiscounted cash flows, assuming a holding period of ten years, plus a terminal value calculated using the estimated net operating income in the eleventh year and terminal capitalization rates, which in 2012 ranged from 6.25% to 12.0%. In 2012, one property had a triggering event that required further review for impairment. The fair value of the property (Phillipsburg Mall) was determined based on the sale price of the property as further discussed below. In 2011, after two properties had triggering events that required further review for impairment, we estimated the fair value of the properties that experienced impairment of assets using discount rates applied to estimated cash flows ranging from 13% to 14%.

PHILLIPSBURG MALL In 2011, we recorded a loss on impairment of assets at Phillipsburg Mall in Phillipsburg, New Jersey of $28.0 million to write down the carrying value of the property's long-lived assets to the property's estimated fair value of $15.0 million. During 2011, Phillipsburg Mall experienced significant decreases in non anchor occupancy and net operating income as a result of unfavorable economic conditions in the Phillipsburg, New Jersey trade area, combined with negative trends in the retail sector. The occupancy declines resulted from store closings of underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, during the third quarter of 2011, in connection with the preparation of our 2012 business plan and budgets, we determined that the estimated undiscounted future cash flows, net of estimated capital expenditures, to be generated by the property were less than the carrying value of the property, and recorded the impairment loss.

In the fourth quarter of 2012, we recorded an additional impairment loss of $3.8 million. The amount of the impairment loss was determined based on the sale price of the property in January 2013.

NORTH HANOVER MALL In 2011, we recorded a loss on impairment of assets at North Hanover Mall in Hanover, Pennsylvania of $24.1 million to write down the carrying value of the property's long-lived assets to the property's estimated fair value of $22.5 million. In 2008, we had constructed anchor space that was to be leased and occupied by department store Boscov's, Inc. ("Boscov's"). Prior to taking occupancy of the newly built store, Boscov's declared bankruptcy, and the lease was subsequently rejected. We had attempted to execute a lease with a suitable retail replacement or non-retail user for this anchor location. In 2011, a newly-constructed power center opened in the trade area, increasing the competition for new tenants. After entering into lease negotiations in 2011, in January 2012, we entered into a lease with J.C. Penney Company, Inc. for it to move from its current location to a significant portion of the newly constructed anchor space. The economic terms of this transaction are less favorable than the terms of the original Boscov's lease. During the third quarter of 2011, in connection with our 2012 business plan and budgeting process, we concluded that there was a low likelihood that we would be able to lease the vacant department store on favorable terms. We further concluded that these factors constituted a triggering event, leading us to conduct an analysis of possible asset impairment at this property. Using updated assumptions based on these factors, we determined that the estimated undiscounted cash flows, net of estimated capital expenditures, for

North Hanover Mall were less than the carrying value of the property, and recorded the impairment loss.

DISPOSITIONS See note 2 to our consolidated financial statements for a description of our dispositions in 2012, 2011 and 2010.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that might change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Management has also considered events and changes in property, market and economic conditions, estimated future cash flows from property operations and the risk of loss on specific accounts or amounts in determining its estimates and judgments. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may affect comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2012, 2011 and 2010, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected.

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in note 1 to our consolidated financial statements.

ASSET IMPAIRMENT Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if our management's estimate of the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the property.

Assessment of our ability to recover certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

Off-Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in note 3 to the consolidated financial statements and in the "Overview" section above.

Results of Operations

OVERVIEW Net loss for the year ended December 31, 2012 was $42.6 million, a reduction of $51.3 million compared to a net loss for the year ended December 31, 2011 of $93.9 million. Our 2012 and 2011 results of operations were primarily affected by the following:

- impairment charges of $3.8 million in 2012 related to Phillipsburg Mall in Phillipsburg, New Jersey, and impairment charges of $52.3 million in 2011, including $24.1 million related to North Hanover Mall in Hanover, Pennsylvania and $28.0 million related to Phillipsburg Mall;
- $9.4 million in employee separation expense in 2012 in connection with terminations or contract modification of executive officers and others;
- a decrease of $6.9 million in interest expense (excluding the effects of loss on hedge ineffectiveness and accelerated amortization of deferred financing costs) in 2012 compared to 2011 resulting from lower overall debt balances (from repayments following issuances of preferred shares) and lower weighted average interest rates;
- an increase of $3.0 million in net operating income (presented using the "proportionate-consolidation method;" see "—Net Operating Income") in 2012 as compared to 2011;
- gains on sales of real estate of $1.6 million in 2011 resulting from parcel sales at New River Valley Mall in Christiansburg, Virginia and Pitney Road Plaza in Lancaster, Pennsylvania and the sale of a condominium interest in the mall at Voorhees Town Center in Voorhees, New Jersey;
- a $1.5 million bankruptcy settlement received in September 2011 in connection with the Valley View Downs project;
- a loss on hedge ineffectiveness of $1.2 million in 2012; and
- accelerated amortization of $0.7 million of financing costs recorded in 2012 in connection with the permanent repayment of a portion of the amounts outstanding under the 2010 Credit Facility using the proceeds from our Series B preferred share issuance in October 2012.

Net loss for the year ended December 31, 2011 was $93.9 million, an increase of $39.5 million compared to a net loss for the year ended December 31, 2010 of $54.4 million. Our 2011 and 2010 results of operations were affected by the following:

- impairment charges of $52.3 million in 2011, including $24.1 million related to North Hanover Mall in Hanover, Pennsylvania and $28.0 million related to Phillipsburg Mall in Phillipsburg, New Jersey;
- a decrease of $21.7 million in depreciation and amortization expense, primarily due to certain lease intangibles and tenant improvements at 28 properties purchased during 2003 and 2004 having become fully amortized during 2010 and 2011;
- a decrease of $5.6 million in interest expense (excluding accelerated amortization of deferred financing costs) in 2011 compared to 2010 resulting from lower overall debt balances;
- a decrease of $6.4 million in net operating income (presented using the "proportionate-consolidation method;" see "–Net Operating Income") in 2011 as compared to 2010;
- gains on sales of real estate of $1.6 million in 2011 resulting from parcel sales at New River Valley Mall in Christiansburg, Virginia and Pitney Road Plaza in Lancaster, Pennsylvania and the sale of a condominium interest in the mall at Voorhees Town Center in Voorhees, New Jersey;
- a $1.5 million bankruptcy settlement received in September 2011 in connection with the Valley View Downs project;
- a gain on the sale of discontinued operations in 2010 of $19.1 million from the sale of five power centers;
- issuance of 10,350,000 shares in 2010 in a public common equity offering and the use of the proceeds from the offering for the repayment of a portion of the amounts outstanding under the 2010 Credit Facility; and
- accelerated amortization of $3.7 million of financing costs recorded in 2010 in connection with the permanent repayment of a portion of the amounts outstanding under the 2010 Credit Facility using the proceeds from the public common equity offering and the repayment of mortgage loans secured by properties involved in the sale of five power centers.

OCCUPANCY The tables below set forth certain occupancy statistics for our properties as of December 31, 2012, 2011 and 2010:

OCCUPANCY STATISTICS FOR ALL PROPERTIES

	Occupancy[1] as of December 31,								
	Consolidated Properties			Unconsolidated Properties			Combined[2]		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Retail portfolio weighted average:									
Total excluding anchors	90.6%	89.5%	89.2%	93.9%	94.6%	94.1%	91.1%	90.2%	90.0%
Total including anchors	93.9%	92.9%	92.1%	95.6%	94.1%	95.6%	94.1%	93.0%	92.5%
Enclosed malls weighted average:									
Total excluding anchors	90.4%	89.3%	89.4%	96.3%	95.5%	95.4%	90.8%	89.7%	89.4%
Total including anchors	93.8%	92.8%	91.9%	97.5%	96.5%	96.4%	93.9%	92.9%	91.2%
Strip and Power Center weighted average:	97.6%	96.2%	96.1%	94.5%	92.8%	95.2%	95.4%	93.8%	95.5%

[1] Occupancy for all periods presented includes all tenants irrespective of the terms of their agreements.
[2] Combined occupancy is calculated by using occupied gross leasable area ("GLA") for consolidated and unconsolidated properties and dividing by total GLA for consolidated and unconsolidated properties.

From 2011 to 2012, total occupancy for our retail portfolio, including properties classified as held for sale, increased 110 basis points to 94.1%, and mall occupancy increased 100 basis points to 93.9%, including consolidated and unconsolidated properties (and including all tenants irrespective of the term of their agreement).

OCCUPANCY STATISTICS EXCLUDING PROPERTIES CLASSIFIED AS HELD FOR SALE

	Occupancy[1] as of December 31,								
	Consolidated Properties			Unconsolidated Properties			Combined[2]		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Retail portfolio weighted average:									
Total excluding anchors	91.2%	89.8%	89.4%	93.9%	94.6%	94.1%	91.7%	90.6%	90.2%
Total including anchors	94.1%	92.9%	91.9%	95.6%	94.1%	95.6%	94.3%	93.0%	92.3%
Enclosed malls weighted average:									
Total excluding anchors	91.3%	90.0%	89.4%	96.3%	95.5%	95.4%	91.7%	90.3%	89.8%
Total including anchors	94.1%	92.9%	91.9%	97.5%	96.5%	96.4%	94.3%	93.1%	92.1%
Strip and Power Center weighted average:	85.7%	80.4%	87.3%	94.5%	92.8%	95.2%	94.0%	92.1%	94.8%

[1] Occupancy for all periods presented includes all tenants irrespective of the terms of their agreements.
[2] Combined occupancy is calculated by using occupied GLA for consolidated and unconsolidated properties and dividing by total GLA for consolidated and unconsolidated properties.

From 2011 to 2012, total occupancy for our retail portfolio, excluding properties classified as held for sale, increased 130 basis points to 94.3%, and mall occupancy increased 120 basis points to 94.3%, including consolidated and unconsolidated properties (and including all tenants irrespective of the term of their agreement).

LEASING ACTIVITY The table below sets forth summary leasing activity information with respect to our properties for the year ended December 31, 2012, including anchor and non anchor space at consolidated and unconsolidated properties and including properties classified as held for sale:

			Average Base Rent psf		Change		Average Gross Rent psf		Change		Annualized Tenant Improvements
	Number	GLA	Previous	New	Dollar	%	Previous	New	Dollar	%	psf[1]
New Leases – Previously Leased Space:											
1st Quarter	32	119,188	$ 20.58	$ 21.54	$ 0.96	4.7%	$ 27.57	$ 27.21	$ (0.36)	(1.3%)	$ 3.02
2nd Quarter	33	103,243	31.36	29.49	(1.87)	(6.0%)	42.93	39.44	(3.49)	(8.1%)	2.92
3rd Quarter	65	65,377	51.59	57.06	5.47	10.6%	61.74	65.07	3.33	5.4%	2.32
4th Quarter	46	100,998	30.34	32.10	1.76	5.8%	39.25	40.49	1.24	3.2%	0.38
Total/Average	**176**	**388,806**	**$ 31.19**	**$ 32.37**	**$ 1.17**	**3.8%**	**$ 40.43**	**$ 40.27**	**$ (0.16)**	**(0.4%)**	**$ 2.19**
New Leases – Previously Vacant Space:[2]											
1st Quarter	35	124,425	N/A	$ 28.60	$ 28.60	N/A	N/A	$ 37.64	$ 37.64	N/A	$ 3.82
2nd Quarter	35	168,069	N/A	17.98	17.98	N/A	N/A	20.36	20.36	N/A	3.79
3rd Quarter	31	129,921	N/A	18.33	18.33	N/A	N/A	21.34	21.34	N/A	1.49
4th Quarter	23	77,598	N/A	23.89	23.89	N/A	N/A	32.42	32.42	N/A	2.08
Total/Average	**124**	**500,013**	**N/A**	**$ 21.63**	**$ 21.63**	**N/A**	**N/A**	**$ 26.79**	**$ 26.79**	**N/A**	**$ 2.93**
Renewal:[3]											
1st Quarter	139	481,428	$ 22.28	$ 22.92	$ 0.64	2.9%	$ 29.94	$ 29.94	$ —	0.0%	$ —
2nd Quarter	172	538,905	26.48	27.71	1.23	4.6%	33.88	34.38	0.50	1.5%	0.01
3rd Quarter	146	463,763	23.97	24.92	0.95	4.0%	29.63	30.95	1.32	4.5%	0.02
4th Quarter	87	276,888	22.93	23.49	0.56	2.4%	29.40	29.82	0.42	1.4%	—
Total/Average	**544**	**1,760,984**	**$ 24.11**	**$ 25.00**	**$ 0.89**	**3.7%**	**$ 30.98**	**$ 31.55**	**$ 0.57**	**1.8%**	**$ 0.01**
Anchor New:											
1st Quarter	3	285,136	N/A	$ 13.87	$ 13.87	N/A	N/A	$ 13.95	$ 13.95	N/A	$ 3.40
2nd Quarter	—	—	N/A	—	—	N/A	N/A	—	—	N/A	—
3rd Quarter	—	—	N/A	—	—	N/A	N/A	—	—	N/A	—
4th Quarter	—	—	N/A	—	—	N/A	N/A	—	—	N/A	—
Total/Average	**3**	**285,136**	**N/A**	**$ 13.87**	**$ 13.87**	**N/A**	**N/A**	**$ 13.95**	**$ 13.95**	**N/A**	**$ 3.40**
Anchor Renewal:											
1st Quarter	1	100,115	$ 3.13	$ 3.13	$ —	0.0%	$ 3.13	$ 3.13	$ —	0.0%	$ —
2nd Quarter	1	212,000	0.35	0.35	—	0.0%	0.35	0.35	—	0.0%	—
3rd Quarter	4	353,671	2.94	2.94	—	0.0%	3.46	3.46	—	0.0%	—
4th Quarter	3	236,223	3.58	2.97	(0.61)	(17.0%)	4.35	3.73	(0.62)	(14.3%)	—
Total/Average	**9**	**902,009**	**$ 2.52**	**$ 2.36**	**$ (0.16)**	**(6.3%)**	**$ 2.93**	**$ 2.76**	**$ (0.16)**	**(5.6%)**	**$ —**

[1] *These leasing costs are presented as annualized costs per square foot and are spread uniformly over the initial lease term.*
[2] *This category includes newly constructed and recommissioned space.*
[3] *This category includes expansions, relocations and lease extensions.*

See our Annual Report on Form 10-K for the year ended December 31, 2012 in the section entitiled "Item 2. Properties–Retail Lease Expiration Schedule" for information regarding average minimum rent on expiring leases.

The following table sets forth our results of operations for the years ended December 31, 2012, 2011 and 2010:

(in thousands of dollars)	For the Year Ended December 31, 2012	% Change 2011 to 2012	For the Year Ended December 31, 2011	% Change 2010 to 2011	For the Year Ended December 31, 2010
Results of operations:					
Real estate revenue	$ 421,648	0%	$ 420,291	0%	$ 420,781
Other income	5,534	(18%)	6,712	27%	5,276
Operating expenses	(177,924)	(2%)	(180,726)	(1%)	(182,530)
General and administrative expenses	(37,538)	(4%)	(38,901)	0%	(38,973)
Provision for employee separation expense	(9,437)	—	—	—	—
Impairment of assets	—	—	(24,359)	—	—
Project costs and other expenses	(1,936)	101%	(964)	(15%)	(1,137)
Interest expense, net	(122,118)	(4%)	(127,148)	(7%)	(136,412)
Depreciation and amortization	(129,459)	0%	(129,704)	(14%)	(151,452)
Equity in income of partnerships	8,338	26%	6,635	(27%)	9,050
Gains on sales of real estate	—	—	1,590	—	—
Loss from continuing operations	(42,892)	(36%)	(66,574)	(12%)	(75,397)
Operating results from discontinued operations	3,200	419%	616	(68%)	1,940
Impairment of assets of discontinued operations	(3,805)	(86%)	(27,977)	—	—
Gains on sales of discontinued operations	947	—	—	(100%)	19,094
Income (loss) from discontinued operations	342	N/M	(27,361)	N/M	21,034
Net loss	**$ (42,550)**	**(55%)**	**$ (93,935)**	**73%**	**$ (54,363)**

The amounts in the preceding table reflect our consolidated properties, with the exception of properties that are classified as discontinued operations that are presented in the line item "Operating results from discontinued operations," "Impairment of assets on discontinued operations" and "Gains on sales of discontinued operations," and unconsolidated properties that are presented under the equity method of accounting in the line item "Equity in income of partnerships."

REAL ESTATE REVENUE Real estate revenue increased by $1.4 million, or 0%, in 2012 as compared to 2011, primarily due to:

- an increase of $5.2 million in base rent, primarily due to increases at Cherry Hill Mall, The Gallery at Market East, Crossroads Mall, The Mall at Prince Georges and Jacksonville Mall due to new store openings and lease renewals with higher base rent; and
- an increase of $0.7 million in lease termination revenue, primarily due to termination payments received from one tenant totaling $0.5 million during 2012; partially offset by
- a decrease of $4.1 million in expense reimbursements, including decreases of $3.4 million in utility reimbursements and $0.8 million in common area maintenance ("CAM") expenses and real estate tax reimbursements. The decrease in utility reimbursements was partially due to a $2.1 million decrease in utility expenses. In addition, during 2011, utility reimbursements at three of our properties were affected by a temporary increase in tenant utility billing rates resulting in an additional $0.5 million of utility reimbursements. Also, our properties continue to experience a trend towards more gross leases (leases that provide that tenants pay a higher minimum rent in lieu of contributing toward common area maintenance costs, utility expenses and real estate taxes); and
- a decrease of $0.7 million in percentage rent, primarily due to lease renewals with higher base rent and corresponding higher sales breakpoints for calculating percentage rent.

Real estate revenue decreased by $0.5 million, or 0%, in 2011 as compared to 2010, primarily due to:

- A decrease of $1.9 million in lease termination revenue, including $1.5 million received from two tenants during 2010;
- A decrease of $0.7 million in expense reimbursements due to the trend towards more gross leases as noted above; partially offset by
- An increase of $0.8 million in percentage rent, due in part to comparable store sales increases at our consolidated properties to $360 per square foot in 2011 from $345 per square foot in 2010;
- An increase of $0.8 million in other revenue, including a $0.4 million increase in promotional income and a $0.3 million increase in antique center revenue related to the opening of the Washington Crown Center location in November 2010; and
- An increase of $0.5 million in base rent, including a $1.3 million increase at Cherry Hill Mall due to new store openings, partially offset by a $0.6 million decrease in straight line rent.

OPERATING EXPENSES Operating expenses decreased by $2.8 million, or 2%, in 2012 as compared to 2011, primarily due to:

- a decrease of $2.1 million in non-common area utility expense due in part to a mild 2012 winter with above average temperatures across the Mid-Atlantic states where many of our properties are located, and in part to lower electric rates as a result of deregulation and alternate supplier contracts executed over the past 12 months; and
- a decrease of $1.2 million in bad debt expense due to favorable collections resulting in lower accounts receivable balances, and fewer tenant bankruptcies, compared to 2011; partially offset by
- an increase of $0.8 million in CAM expenses, including increases of $0.8 million in repairs and maintenance and $1.3 million in housekeeping and security as a result of stipulated contractual increases. These increases were partially offset by a $1.3 million decrease in snow removal expense resulting from a mild and dry 2012 winter across the Mid-Atlantic states where many of our properties are located.

Operating expenses decreased by $1.8 million, or 1%, in 2011 as compared to 2010, primarily due to:

- A decrease of $2.2 million in bad debt expense due to favorable collections resulting in lower accounts receivable balances;
- A decrease of $1.6 million in non-common area utility expense, due to an aggregate $1.7 million decrease at six of our Pennsylvania properties where electric rates have decreased as a result of deregulation and alternate supplier contracts that were executed during 2010 and 2011; partially offset by
- An increase of $1.4 million in real estate tax expense due to higher local property tax rates and increased property assessments at some of our properties; and
- An increase of $0.4 million in CAM expenses as a result of stipulated annual contractual increases in housekeeping and security services, partially offset by lower common area utility and snow removal expenses.

NET OPERATING INCOME ("NOI") NOI (a non-GAAP measure) is derived from real estate revenue (determined in accordance with generally accepted accounting principles, or GAAP, including lease termination revenue) minus operating expenses (determined in accordance with GAAP), plus our share of revenue and operating expenses of our partnership investments as described below, and includes real estate revenue and operating expenses from properties included in discontinued operations. It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. It is not indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that NOI is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. We believe that net income is the most directly comparable GAAP measurement to NOI.

NOI excludes other income, general and administrative expenses, provision for employee separation expense, interest expense, depreciation and amortization, gains on sales of interests in real estate, gains or sales of non-operating real estate, gains on sales of discontinued operations, gain on extinguishment of debt, impairment losses, project costs and other expenses.

The following table presents NOI for the years ended December 31, 2012, 2011 and 2010. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which includes our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Operating results for retail properties that we owned for the full periods presented ("Same Store") exclude properties acquired or disposed of or classified as held for sale during the periods presented. A reconciliation of NOI to net loss calculated in accordance with GAAP appears under the heading "Reconciliation of GAAP Net Loss to Non-GAAP Measures."

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011			For the Year Ended December 31, 2010		
(in thousands of dollars)	Real Estate Revenue	Operating Expenses	Net Operating Expenses	Real Estate Revenue	Operating Expenses	Net Operating Expenses	Real Estate Revenue	Operating Expenses	Net Operating Expenses
Same Store	$ 458,135	$ (187,629)	$ 270,506	$ 456,224	$ (190,429)	$ 265,795	$ 456,761	$ (192,667)	$ 264,094
Non Same Store	29,323	(14,446)	14,877	31,458	(14,859)	16,599	41,193	(16,480)	24,713
Total	**$487,458**	**$(202,075)**	**$ 285,383**	**$487,682**	**$(205,288)**	**$282,394**	**$497,954**	**$ (209,147)**	**$288,807**

	% Change 2012 vs. 2011		% Change 2011 vs. 2010	
	Same Store	Total	Same Store	Total
Real estate revenue	0%	0%	0%	(2%)
Operating expenses	(1%)	(2%)	(1%)	(2%)
NOI	2%	1%	1%	(2%)

Total NOI increased by $3.0 million, or 1%, in 2012 as compared to 2011, including a decrease of $1.7 million relating to Non Same Store properties. See the "Results of Operations—Discontinued Operations" discussion below for further information about properties in "Non Same Store." Same Store NOI increased by $4.7 million, or 2%, due to:

- a $4.1 million increase in NOI from consolidated properties; See "Results of Operations–Real Estate Revenue" and "Results of Operations–Operating Expenses" above for further information about our consolidated properties;
- a $0.6 million increase in NOI from unconsolidated properties; and
- lease termination revenue in each of 2012 and 2011 was $1.9 million.

Total NOI decreased by $6.4 million, or 2%, in 2011 as compared to 2010, including a decrease of $8.1 million relating to Non Same Store properties. See the "Results of Operations—Discontinued Operations" discussion below for further information about properties in "Non Same Store." Same Store NOI increased by $1.7 million, or 1%, due to:

- a $1.6 million increase in NOI from consolidated properties; See "Results of Operations–Real Estate Revenue" and "Results of Operations–Operating Expenses" above for further information about our consolidated properties;
- a $0.1 million increase in NOI from unconsolidated properties; and
- lease termination revenue in 2011 was $1.9 million, compared to $3.3 million in 2010.

OTHER INCOME Other income decreased by $1.2 million, or 18%, in 2012 as compared to 2011 primarily due to the $1.5 million Valley View Downs bankruptcy settlement received in 2011.

Other income increased by $1.4 million, or 27%, in 2011 as compared to 2010 primarily due to the $1.5 million bankruptcy settlement received in 2011.

GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses decreased by $1.4 million, or 4%, in 2012 as compared to 2011, primarily due to a $1.0 million decrease in incentive compensation expense and a $0.3 million decrease in rent expense.

General and administrative expenses decreased by $0.1 million, or 0%, in 2011 as compared to 2010.

PROVISION FOR EMPLOYEE SEPARATION EXPENSE In connection with the appointment of Joseph F. Coradino as Chief Executive Officer in June 2012, conditions in the employment agreement of our former President and Chief Operating Officer, Edward A. Glickman, were triggered that caused us to record a provision for employee separation expense of $4.1 million in 2012.

Mr. Glickman left his position as the Company's President and Chief Operating Officer effective August 31, 2012. Under the Company's employment agreement with Mr. Glickman, in connection with his departure, he was entitled (i) to receive a cash payment of approximately $2.7 million, (ii) to receive additional amounts accrued under his supplemental retirement plan, (iii) to have his outstanding unvested restricted shares become vested, and (iv) to remain eligible to receive shares under the Company's Restricted Share Unit programs based on the Company's achievement of the performance metrics established by those programs as if his employment had not terminated.

In October 2012, Mr. Glickman resigned from his position as a trustee of the Company. To formally recognize and memorialize the terms of his departure from the Company as both a trustee and as an officer, the Company and Mr. Glickman entered into a separation agreement which included a standard mutual general release of all claims. Under the separation agreement, Mr. Glickman was entitled to a total cash separation payment of $2.8 million (including the above-described $2.7 million to which he would have been entitled under his employment agreement).

In connection with the terms of Mr. Rubin's amended employment agreement, we recorded a provision for employee separation expense of $2.6 million for 2012. We expect to record a total provision for employee separation of $4.5 million (we recorded $2.6 million through December 2012 and are recording an additional $1.9 million through June 2013) related to Mr. Rubin's employment agreement.

In 2012, we terminated certain employees. In connection with the departure of these employees, we recorded $2.7 million of employee separation expense.

IMPAIRMENT OF ASSETS As further described in the "Overview" section and in note 2 to our consolidated financial statements, in 2011, we recorded impairment of assets of $24.1 million on North Hanover Mall in Hanover, Pennsylvania. See also "—Discontinued Operations" for a discussion of impairment charges related to Phillipsburg Mall in Phillipsburg, New Jersey.

INTEREST EXPENSE Interest expense decreased by $5.0 million, or 4%, in 2012 as compared to 2011. The decrease was primarily due to a lower overall debt balance (an average of $1,989.7 million in 2012 compared to $2,096.4 million in 2011). The lower overall debt balance was primarily due to the repayment of our $136.9 million in Exchangeable Notes in June 2012 and a $58.0 million permanent paydown of a portion of the 2010 Term Loan in October 2012, which also resulted in $0.7 million in accelerated amortization of deferred financing costs. The 2012 results were also affected by a $1.2 million loss on hedge ineffectiveness that is included in interest expense. Our weighted average effective borrowing rate was 6.18% for 2012 as compared to 6.16% for 2011.

Interest expense decreased by $9.3 million, or 7%, in 2011 as compared to 2010. Of this amount, $3.7 million was due to accelerated amortization of deferred financing costs in 2010 associated with the repayment of a portion of the 2010 Credit Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers in September 2010. The remaining decrease was primarily due to a lower overall debt balance (an average of $2,096.4 million in 2011 compared to $2,254.7 million in 2010). Our weighted average effective borrowing rate was 6.16% for each of 2011 and 2010.

DEPRECIATION AND AMORTIZATION Depreciation and amortization expense decreased by $0.2 million, or 0%, in 2012 as compared to 2011, primarily due to:

- a decrease of $2.0 million because certain lease intangibles at three properties purchased during 2004 and 2005 became fully amortized during 2011 and 2012; partially offset by
- an increase of $1.8 million primarily due to a higher asset base resulting from capital improvements at our properties.

Depreciation and amortization expense decreased by $21.7 million, or 14%, in 2011 as compared to 2010, primarily due to:

- A decrease of $20.1 million because certain lease intangibles and tenant improvements at 28 properties purchased during 2003 and 2004 became fully amortized during 2010 and 2011.

EQUITY IN INCOME OF PARTNERSHIPS Equity in income of partnerships increased by $1.7 million, or 26%, for 2012 compared to 2011 primarily due to an increase in partnership revenue of $0.7 million, a decrease of $0.7 million in depreciation and amortization expense and a $0.3 million decrease in other expenses.

Equity in income of partnerships decreased by $2.4 million, or 27%, for 2011 compared to 2010 primarily due to an increase in mortgage interest expense of $2.7 million and a decrease in partnership revenue of $0.3 million, partially offset by a $0.6 million decrease in property and other expenses.

GAINS ON SALES OF REAL ESTATE Gains on sales of real estate were $1.6 million in 2011, including the following transactions:

- a $0.7 million gain from the sale of a parcel and related land improvements at Pitney Road Plaza in Lancaster, Pennsylvania; and
- a $0.7 million gain from the sale of a condominium interest in Voorhees Town Center in Voorhees, New Jersey.

There were no gains on sales of real estate in 2012 or 2010.

DISCONTINUED OPERATIONS We have presented as discontinued operations the operating results of Orlando Fashion Square, Paxton Towne Centre and Phillipsburg Mall that were sold in 2013; Christiana Center that was under agreement of sale as of December 31, 2012; and the five power centers that were sold in September 2010: Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza.

Operating results and gains on sales of discontinued operations for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,		
(in thousands of dollars)	2012	2011	2010
Operating results of:			
Orlando Fashion Square	$ 627	$ (1,298)	$ (629)
Paxton Towne Centre	1,132	(579)	3
Phillipsburg Mall	(116)	891	918
Christiana Center	1,557	1,602	91
Monroe Marketplace	—	—	755
Sunrise Plaza	—	—	573
Pitney Road Plaza	—	—	377
Creekview Center	—	—	(71)
New River Valley Center	—	—	(77)
Operating results from discontinued operations	3,200	616	1,940
Impairment of assets of discontinued operations	(3,805)	(27,977)	—
Gains on sales of discontinued operations	947	—	19,094
Income (loss) from discontinued operations	**$ 342**	**$(27,361)**	**$21,034**

As further described in the "Overview" section and note 2 in our consolidated financial statements, we recorded $3.8 million and $28.0 million of impairment of assets on discontinued operations for Phillipsburg Mall for 2012 and 2011, respectively.

GAINS ON SALES OF DISCONTINUED OPERATIONS Gains on sales of discontinued operations were $0.9 million in 2012 due to gain on the sale of our remaining interest in Northeast Tower Center.

There were no gains on sales of discontinued operations in 2011.

Gains on sales of discontinued operations were $19.1 million in 2010 due to the gains on the sale of Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza.

FUNDS FROM OPERATIONS The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure commonly used by REITs, as net income excluding gains and losses on sales of operating properties, extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time; plus real estate depreciation and amortization; and after adjustments for unconsolidated partnerships and joint ventures to reflect funds from operations on the same basis. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do. NAREIT's established guidance provides that excluding impairment write downs of depreciable real estate is consistent with the NAREIT definition.

FFO is a commonly used measure of operating performance and profitability among REITs. We use FFO and FFO per diluted share and unit of limited partnership interest in our operating partnership ("OP Unit") in measuring our performance against our peers and as one of the performance measures for determining incentive compensation amounts earned under certain of our performance-based executive compensation programs.

FFO does not include gains and losses on sales of operating real estate assets or impairment write-downs of depreciable real estate, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as NOI. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to FFO.

We also present Funds From Operations, as adjusted, and Funds From Operations per diluted share and OP Unit, as adjusted, which are non-GAAP measures, for the years ended December 31, 2012, 2011 and 2010 to show the effect of provision for employee separation expense, loss on hedge ineffectiveness and accelerated amortization of deferred financing costs, which had a significant effect on our results of operations, but are not, in our opinion, indicative of our operating performance. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as gains on sales of operating real estate and depreciation and amortization of real estate, among others. We believe that Funds From Operations, as adjusted, is helpful to management and investors as a measure of operating performance because it adjusts FFO to exclude items that management does not believe are indicative of its operating performance, such as provision for employee separation expense, loss on hedge ineffectiveness and accelerated amortization of deferred financing costs.

The following table presents FFO and FFO per diluted share and OP Unit, and Funds From Operations, as adjusted, and Funds From Operations per diluted share and OP Unit, as adjusted, for the years ended December 31, 2012, 2011 and 2010:

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2012	% Change 2011 to 2012	For the Year Ended December 31, 2011	% Change 2010 to 2011	For the Year Ended December 31, 2010
Funds from operations[1]	$ 95,617	(9%)	$ 105,585	6%	$ 99,214
Provision for employee separation expense	9,437		—		—
Loss on hedge ineffectiveness	1,162		—		—
Accelerated amortization of deferred financing costs[2]	690		—		3,652
Funds from operations, as adjusted[1]	**$ 106,906**	**1%**	**$ 105,585**	**3%**	**$ 102,866**
Funds from operations per diluted share and OP Unit[1]	**$ 1.63**	**(11%)**	**$ 1.84**	**(1%)**	**$ 1.86**
Funds from operations per diluted share and OP Unit, as adjusted[1]	**$ 1.83**	**(1%)**	**$ 1.84**	**(5%)**	**$ 1.93**
Weighted average number of shares outstanding	55,122		54,639		50,642
Weighted average effect of full conversion of OP Units	2,310		2,329		2,329
Effect of common share equivalents	1,131		502		502
Total weighted average shares outstanding, including OP Units	**58,563**		**57,470**		**53,473**

[1] In accordance with NAREIT guidance regarding the definition of FFO, impairment losses of depreciable real estate are excluded from FFO. FFO, FFO, as adjusted, FFO per diluted share and OP Unit and FFO per diluted share and OP Unit, as adjusted, for all periods presented reflect this NAREIT guidance.

[2] In 2010, accelerated amortization of deferred financing costs includes $3.5 million from 2010 Credit Facility paydowns and $0.2 million from mortgage repayments.

FFO was $95.6 million for 2012, a decrease of $10.0 million, or 9%, compared to $105.6 million for 2011. This decrease primarily was due to:

- provision for employee separation expense of $9.4 million recorded in 2012;
- preferred dividends of $6.6 million and $1.4 million related to the Series A Preferred Shares issued in April 2012 and the Series B Preferred Shares issued in October 2012, respectively;
- a $1.5 million bankruptcy settlement received in 2011 in connection with our investment in the Valley View Down project;
- a $1.2 million loss on hedge ineffectiveness in 2012;
- accelerated amortization of $0.7 million of financing costs recorded in 2012 in connection with the repayment of a portion of the 2010 Credit Facility; and
- gains on sales of non-operating real estate of $0.9 million in 2011; partially offset by
- a decrease in interest expense of $7.9 million (including our proportionate share of interest expense of our partnership properties) in 2012 compared to 2011 resulting from lower overall debt balances and lower average interest rates; and
- an increase of $3.0 million in NOI (presented using the "proportionate-consolidation" method; See "–Net Operating Income").

FFO per diluted share decreased $0.21 per share to $1.63 per share for 2012, compared to $1.84 per share for 2011.

FFO was $105.6 million for 2011, an increase of $6.4 million, or 6%, compared to $99.2 million for 2010. This increase primarily was due to:

- a decrease in interest expense of $6.0 million (including our proportionate share of interest expense of our partnership properties) in 2011 compared to 2010 resulting from lower overall debt balances;
- accelerated amortization of $3.7 million of financing costs recorded in 2010 in connection with the repayment of a portion of the 2010 Credit Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers;
- an increase of $1.7 million in Same Store NOI (presented using the "proportionate-consolidation method;" see "–Net Operating Income");
- a $1.5 million bankruptcy settlement received in 2011 in connection with the Valley View Downs project; and
- gains on sales of non-operating real estate of $0.9 million in 2011; partially offset by
- a decrease of $8.1 million in Non Same Store NOI (presented using the "proportionate-consolidation method;" see "–Net Operating Income") in 2011 as compared to 2010, primarily resulting from discontinued operations.

FFO per diluted share decreased $0.02 per share to $1.84 per share for 2011, compared to $1.86 per share for 2010. The weighted average shares outstanding used to determine FFO per diluted share reflects our issuance of 10,350,000 common shares in a public offering in May 2010.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP MEASURES

The preceding discussions compare our Consolidated Statements of Operations results for different periods based on GAAP. Also, the non-GAAP measures of NOI and FFO have been discussed. We believe that NOI is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as gains on sales of operating real estate and depreciation and amortization of real estate, among others. We believe that Funds From Operations as adjusted is helpful to management and investors as a measure of operating performance because it adjusts FFO to exclude items that management does not believe are indicative of its ongoing operations, such as provision for employee separation expense, loss on hedge ineffectiveness and accelerated amortization of deferred financing costs. FFO is a commonly used measure of operating performance and profitability among REITs, and we use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our performance for different periods to that of our industry peers.

The following information is provided to reconcile NOI and FFO, which are non-GAAP measures, to net loss, a GAAP measure:

	For the Year Ended December 31, 2012			
	Continuing Operations			
(in thousands of dollars)	Consolidated	Share of Unconsolidated Partnerships	Discontinued Operations	Total
Real estate revenue	$ 421,648	$ 38,471	$ 27,339	$ 487,458
Operating expenses	(177,924)	(11,477)	(12,674)	(202,075)
Net operating income	**243,724**	**26,994**	**14,665**	**285,383**
General and administrative expenses	(37,538)	—	—	(37,538)
Provision for employee separation expense	(9,437)	—	—	(9,437)
Other income	5,534	—	—	5,534
Project costs and other expenses	(1,936)	(2)	—	(1,938)
Interest expense, net	(122,118)	(11,258)	(4,202)	(137,578)
Depreciation of non real estate assets	(825)	—	—	(825)
Preferred share dividends	(7,984)	—	—	(7,984)
Funds from operations	**69,420**	**15,734**	**10,463**	**95,617**
Depreciation of real estate assets	(128,634)	(7,396)	(7,263)	(143,293)
Operating results from discontinued operations	3,200	—	(3,200)	—
Impairment of assets of discontinued operations	(3,805)	—	—	(3,805)
Gain on sales of discontinued operations	947	—	—	947
Equity in income of partnerships	8,338	(8,338)	—	—
Preferred share dividends	7,984	—	—	7,984
Net loss	**$ (42,550)**	**$ —**	**$ —**	**$ (42,550)**

	For the Year Ended December 31, 2011			
	Continuing Operations			
(in thousands of dollars)	Consolidated	Share of Unconsolidated Partnerships	Discontinued Operations	Total
Real estate revenue	$ 420,291	$ 37,834	$ 29,557	$ 487,682
Operating expenses	(180,726)	(11,455)	(13,107)	(205,288)
Net operating income	**239,565**	**26,379**	**16,450**	**282,394**
General and administrative expenses	(38,901)	—	—	(38,901)
Other income	6,712	—	—	6,712
Project costs and other expenses	(964)	—	—	(964)
Interest expense, net	(127,148)	(11,341)	(5,108)	(143,597)
Gain on sales of non-operating real estate	850	—	—	850
Depreciation of non real estate assets	(909)	—	—	(909)
Funds from operations	**79,205**	**15,038**	**11,342**	**105,585**
Depreciation of real estate assets	(128,795)	(8,403)	(10,726)	(147,924)
Impairment of assets	(24,359)	—	—	(24,359)
Equity in income of partnerships	6,635	(6,635)	—	—
Gains on sales of real estate	740	—	—	740
Operating results from discontinued operations	616	—	(616)	—
Impairment of assets of discontinued operations	(27,977)	—	—	(27,977)
Net loss	**$ (93,935)**	**$ —**	**$ —**	**$ (93,935)**

(in thousands of dollars)	For the Year Ended December 31, 2010 — Continuing Operations — Consolidated	Share of Unconsolidated Partnerships	Discontinued Operations	Total
Real estate revenue	$ 420,781	$ 38,092	$ 39,081	$ 497,954
Operating expenses	(182,530)	(11,767)	(14,850)	(209,147)
Net operating income	**238,251**	**26,325**	**24,231**	**288,807**
General and administrative expenses	(38,973)	—	—	(38,973)
Other income	5,276	—	—	5,276
Project costs and other expenses	(1,137)	—	—	(1,137)
Interest expense, net	(136,412)	(8,619)	(8,244)	(153,275)
Depreciation of non real estate assets	(1,484)	—	—	(1,484)
Funds from operations	**65,521**	**17,706**	**15,987**	**99,214**
Depreciation of real estate assets	(149,968)	(8,656)	(14,047)	(172,671)
Equity in income of partnerships	9,050	(9,050)	—	—
Operating results from discontinued operations	1,940	—	(1,940)	—
Gain on sale of discontinued operations	19,094	—	—	19,094
Net loss	**$ (54,363)**	**$ —**	**$ —**	**$ (54,363)**

Liquidity and Capital Resources

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. Additional factors that might affect our liquidity and capital resources include those discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in the section entitled "Item 1A. Risk Factors." We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

CAPITAL RESOURCES We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding acquisitions and redevelopment and development projects, generally through our available working capital and net cash provided by operations, and subject to the terms and conditions of our 2010 Credit Facility. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to preferred shareholders, common shareholders and OP Unit holders for 2012 were $44.5 million, based on distributions of $1.3464 per Series A Preferred Share (in respect of the period from the April 2012 issuance date through December 31, 2012), distributions of $0.3278 per Series B Preferred Share (in respect of the period from the October 2012 issuance date through December 31, 2012) and $0.63 per common share and OP Unit. For the first quarter of 2013, we have announced a distribution of $0.18 per common share and OP Unit. The following are some of the factors that could affect our cash flows and require the funding of future cash distributions, recurring capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes or prolonged downturns in general, local or retail industry economic, financial, credit or capital market or competitive conditions, leading to a reduction in real estate revenue or cash flows or an increase in expenses;
- deterioration in our tenants' business operations and financial stability, including anchor or non anchor tenant bankruptcies, leasing delays or terminations, or lower sales, causing deferrals or declines in rent, percentage rent and cash flows;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, resulting in lower or delayed real estate revenue and operating income;
- increases in operating costs, including increases that cannot be passed on to tenants, resulting in reduced operating income and cash flows; and
- increases in interest rates resulting in higher borrowing costs.

We expect to meet certain of our longer-term requirements, such as remaining obligations to fund development and redevelopment projects, certain capital requirements (including scheduled debt maturities), future property and portfolio acquisitions, renovations, expansions and other non-recurring capital improvements, through a variety of capital sources, subject to the terms and conditions of our 2010 Credit Facility.

In January 2012, the SEC declared effective our $1.0 billion universal shelf registration statement. We may use the availability under our shelf registration statement to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. In April 2012, we issued $115.0 million of Series A Preferred Shares and in October 2012, we issued $86.3 million of Series B Preferred Shares in underwritten public offerings under this registration statement. However, in the future, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, or at all.

AMENDED, RESTATED AND CONSOLIDATED SENIOR SECURED CREDIT AGREEMENT In March 2010, we entered into the 2010 Credit Facility, which was comprised of an aggregate $520.0 million term loan (the "2010 Term Loan") and a $150.0 million revolving line of credit (the "Revolving Facility"). All capitalized terms used and not otherwise defined in the description set forth herein of the 2010 Credit Facility have the meanings ascribed to such terms in the 2010 Credit Facility.

In June 2011, we amended our 2010 Credit Facility, whereby the capacity of the Revolving Facility was increased by $100.0 million to $250.0 million. We borrowed $100.0 million under the Revolving Facility and we repaid $100.0 million of the 2010 Term Loan, after which the 2010 Term Loan had a balance of $240.0 million and the Revolving Facility had a balance of $100.0 million.

The June 2011 amendment extended the term of the 2010 Credit Facility by one year to March 10, 2014 and eliminated the mandatory paydown requirements from capital events, among other changes.

The 2010 Credit Facility contained an Optional Amendment provision which, if our ratio of Total Liabilities to Gross Asset Value had been less than 65% for two consecutive fiscal quarters, granted us the option to elect to amend certain financial covenants in order to reduce the applicable marginal interest rates. After we reduced our ratio of Total Liabilities to Gross Asset Value to less than 65% for two consecutive quarters, in December 2012, we delivered our notice to effect the Optional Amendment. As such, the terms of the 2010 Credit Facility have been revised to (i) decrease the range of interest rates from between 2.75% and 4.00% to between 2.0% and 3.0% per annum over LIBOR depending on our leverage, (ii) decrease the maximum permitted ratio of Total Liabilities to Gross Asset Value from 70% to 65%, (iii) increase the minimum Facility Debt Yield which must be maintained in connection with the Maximum Loan Availability from 9.75% to 10.50%, (iv) increase the minimum ratio of EBITDA to Interest Expense from 1.60:1 to 1.65:1, (v) increase the minimum ratio of Adjusted EBITDA to Fixed Charges from 1.35:1 to 1.40:1, and (vi) increase maximum Projects Under Development to not in excess of 15.0% (previously 10.0%) of Gross Asset Value.

In determining our leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum. In effecting the Optional Amendment, we did not exercise either our right to a one-year extension of the maturity date to 2015, or our right to an increase in the maximum amount available under the Revolving Facility to $350.0 million.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

As of December 31, 2012, there were no amounts outstanding under our Revolving Facility. No amounts were pledged as collateral for letters of credit, and the unused portion that was available to us was $250.0 million at December 31, 2012.

Interest expense related to the Revolving Facility was $2.6 million, $2.6 million and $1.6 million for the years ended December 31, 2012 and 2011, and for March 10, 2010 (the closing date) through December 31, 2010, respectively, excluding non-cash amortization of deferred financing fees.

As of December 31, 2012, $182.0 million was outstanding under the 2010 Term Loan. The weighted average effective interest rates based on amounts borrowed under the 2010 Term Loan for the years ended December 31, 2012 and 2011 and for March 10, 2010 through December 31, 2010 were 4.82%, 5.58% and 5.83%, respectively. Interest expense excluding non-cash amortization and accelerated amortization of deferred financing fees related to the 2010 Term Loan was $14.4 million, $17.5 million and $19.0 million for 2012 and 2011 and for March 10, 2010 through December 31, 2010, respectively. Currently, $97.5 million is outstanding under the 2010 Term Loan.

As of December 31, 2012, obligations under the 2010 Term Loan were secured by first priority mortgages on 15 of our properties (subsequently reduced to 12 properties in 2013 following $84.5 million of 2010 Term Loan repayments) and by first priority leasehold mortgages on two properties ground leased by two subsidiaries. There were three properties released from being collateral properties in 2012 following the $58.0 million 2010 Term Loan repayment in connection with the October 2012 Series B Preferred Share Offering (see note 5 to our consolidated financial statements).

Amounts borrowed under the 2010 Credit Facility bear interest at a rate between 2.00% and 3.00% in excess of LIBOR per annum, depending on our leverage. The rate in effect at December 31, 2012 was 3.00% in excess of LIBOR. The following table presents the applicable credit spread over LIBOR at various leverage levels:

Level	Ratio of Total Liabilities to Gross Asset Value	Applicable Margin
1	Less than 0.500 to 1.00	2.00%
2	Equal to or greater than 0.500 to 1.00 but less than 0.550 to 1.00	2.50%
3	Equal to or greater than 0.550 to 1.00 but less than 0.600 to 1.00	2.75%
4	Equal to or greater than 0.600 to 1.00	3.00%

In addition to the covenants amended by the Optional Amendment in 2012, the 2010 Credit Facility contains affirmative and negative covenants of the type customarily found in credit facilities of this nature. As of December 31, 2012, we were in compliance with all financial covenants.

EXCHANGEABLE NOTES In June 2012, we repaid in full the $136.9 million in outstanding principal of our Exchangeable Notes upon their maturity and paid accrued interest of $2.7 million, using $74.6 million in cash and $65.0 million from our Revolving Facility. Interest expense related to the Exchangeable Notes was $2.3 million, $5.5 million and $5.5 million (excluding non-cash amortization of debt discount of $0.8 million, $2.0 million and $1.9 million and the non-cash amortization of deferred financing fees of $0.3 million, $0.7 million and $0.7 million) for the years ended December 31, 2012, 2011 and 2010, respectively. The Exchangeable Notes bore interest at a contractual rate of 4.00% per annum.

PREFERRED SHARE OFFERINGS In April 2012, we issued 4,600,000 8.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the "Series A Preferred Shares") in a public offering at $25.00 per share. We received net proceeds from the offering of $110.9 million after deducting payment of the underwriting discount of $3.6 million ($0.7875 per Series A Preferred Share) and estimated offering expenses of $0.5 million. We used a portion of the net proceeds from this offering to repay all $30.0 million of then-outstanding borrowings under the Revolving Facility.

In October 2012, we issued 3,450,000 7.375% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") in a public offering at $25.00 per share. We received net proceeds from the offering of $83.3 million after deducting payment of the underwriting discount of $2.7 million ($0.7875 per Series B Preferred Share) and estimated offering expenses of $0.3 million. We used a portion of the net proceeds from this offering to repay all $15.0 million of then-outstanding borrowings under the Revolving Facility and $58.0 million of then-outstanding borrowings under the 2010 Term Loan.

We may not redeem the Series A Preferred Shares or the Series B Preferred Shares before April 20, 2017 and October 11, 2017, respectively, except to preserve our status as a REIT or upon the occurrence of a Change of Control, as defined in the Trust Agreement addendums designating the Series A and Series B Preferred Shares, respectively. On and after April 20, 2017 and October 11, 2017, we may redeem any or all of the Series A Preferred Shares or the Series B Preferred Shares, respectively, at $25.00 per share plus any accrued and unpaid dividends. In addition, upon the occurrence of a Change of Control, we may redeem any or all of the Series A Preferred Shares or the Series B Preferred Shares for cash within 120 days after the first date on which such Change of Control occurred at $25.00 per share plus any accrued and unpaid dividends. The Series A Preferred Shares and the Series B Preferred Shares have no stated maturity, are not subject to any sinking fund or mandatory redemption and will remain outstanding indefinitely unless we redeem or otherwise repurchase them or they are converted.

As of December 31, 2012, there was $0.7 million in accumulated but unpaid dividends relating to the Series A and Series B Preferred Shares. This amount was deducted from net loss to determine net loss attributable to common shareholders.

MORTGAGE LOAN ACTIVITY–CONSOLIDATED PROPERTIES The following table presents the mortgage loans we have entered into since January 1, 2010 related to our consolidated properties:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Interest Rate	Maturity
2013 Activity:				
February	Francis Scott Key Mall[1]	$ 62.6	LIBOR plus 2.60%	March 2018
February	Lycoming Mall[2]	35.5	LIBOR plus 2.75%	March 2018
February	Viewmont Mall[1]	48.0	LIBOR plus 2.60%	March 2018
2012 Activity:				
January	New River Valley Mall[3]	28.1	LIBOR plus 3.00%	January 2019
February	Capital City Mall	65.8	5.30% fixed	March 2022
July	Christiana Center[4]	50.0	4.64% fixed	August 2022
August	Cumberland Mall	52.0	4.40% fixed	August 2022
August	Cherry Hill Mall[5]	300.0	3.90% fixed	September 2022
2011 Activity:				
July	801 Market Street[6]	27.7	LIBOR plus 2.10%	July 2016
2010 Activity:				
January	New River Valley Mall[7]	30.0	LIBOR plus 4.50%	January 2013
March	Lycoming Mall[2]	2.5	6.84% fixed	June 2014
July	Valley View Mall[8]	32.0	5.95% fixed	June 2020

(1) *Interest only payments.*

(2) *The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010. The mortgage loan was amended in February 2013 to lower the interest rate to LIBOR plus 2.75% and to extend the maturity date to March 2018. We also took an additional draw of $2.1 million in February 2013.*

(3) *Extension option modified the mortgage rate and payment terms. Interest only payments for the first five years. Principal and interest payments commence January 2017 based on a 25 year amortization schedule, with a balloon payment due in January 2019.*

(4) *The property is classified as held for sale at December 31, 2012.*

(5) *Interest only payments for the first two years. Principal and interest payments of $1.4 million commencing October 1, 2014, with a balloon payment due in September 2022.*

(6) *The mortgage loan has a five year term and two one-year extension options. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment due in July 2016.*

(7) *Interest only. The mortgage loan had a three year term and one one-year extension option. We made principal payments of $0.8 million and $1.2 million in May 2010 and September 2010, respectively.*

(8) *Payments are of principal and interest based on a 30 year amortization schedule, with a balloon payment in June 2020. In connection with the mortgage loan financing, we repaid the existing $33.8 million mortgage loan using proceeds from the new mortgage and available working capital.*

OTHER 2011 ACTIVITY In June 2011, we exercised the first of two one-year extension options on the $45.0 million mortgage loan secured by Christiana Center in Newark, Delaware. In connection with the extension, principal and interest payments on the mortgage loan were calculated based on a 25 year amortization schedule. In 2012, we classified this property as held for sale.

In June 2011, in connection with the amendment of the 2010 Credit Facility, the lenders released the second mortgage on New River Valley Mall in Christiansburg, Virginia, and that property is no longer one of the collateral properties securing the 2010 Credit Facility.

In July 2011, we exercised the first of two one-year extension options on the $54.0 million interest only mortgage loan secured by Paxton Towne Centre in Harrisburg, Pennsylvania.

In November 2011, we repaid a $48.1 million mortgage loan on Capital City Mall in Camp Hill, Pennsylvania using $40.0 million from our Revolving Facility and $8.1 million of available working capital.

OTHER 2010 ACTIVITY In September 2010, we repaid the mortgage loan on Creekview Center with a balance of $19.4 million in connection with the sale of five power centers including Creekview Center.

In February 2008, we entered into the One Cherry Hill Plaza mortgage loan in connection with the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option. In July 2010, we made a principal payment of $0.7 million and exercised the second extension option.

MORTGAGE LOANS Twenty four mortgage loans, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to 2032. Sixteen of the mortgage loans bear interest at a fixed rate and eight of the mortgage loans bear interest at variable rates.

The balances of the fixed rate mortgage loans have interest rates that range from 3.90% to 9.36% and had a weighted average interest rate of 5.36% at December 31, 2012. The eight variable rate mortgage loan balances had a weighted average interest rate of 2.46% at December 31, 2012. The weighted average interest rate of all consolidated mortgage loans was 4.74% at December 31, 2012. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments," and mortgage loans for properties classified as held for sale are accounted for in "Liabilities on assets held for sale" on the consolidated balance sheets and are not included in the table below.

The following table outlines the timing of principal payments and balloon payments pursuant to the terms of our mortgage loans of our consolidated properties as of December 31, 2012:

	Payments by Period					
(in thousands of dollars)	Total	2013	2014	2015	2016-2017	Thereafter
Principal payments	$ 110,882	$ 16,188	$ 16,048	$ 19,201	$ 18,724	$ 40,721
Balloon payments[1]	1,607,170	397,723	99,203	270,799	393,745	445,700
Total	**$ 1,718,052**	**$ 413,911**	**$ 115,251**	**$ 290,000**	**$ 412,469**	**$ 486,421**

[1] Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements. Of the balloon payments coming due in 2013, in February 2013, we extended the due dates on two mortgage loans with an aggregate balance of $103.0 million to 2018, and mortage loans with an aggregate balance of $184.3 million may be extended under extension options in the respective loan agreements; however, we must obtain lender approval for the extension options to become effective, and we might be required to pay a portion of the principal balance in order to exercise the extension options. Also in February 2013, we extended to 2018 the due date on a mortgage loan that had a $32.5 million balloon payment due in 2014.

CONTRACTUAL OBLIGATIONS The following table presents our consolidated aggregate contractual obligations as of December 31, 2012 for the periods presented:

	Payments by Period					
(in thousands of dollars)	Total	2013	2014	2015	2016-2017	Thereafter
Mortgage loans	$ 1,718,052	$ 413,911	$ 115,251	$ 290,000	$ 412,469	$ 486,421
Mortgage loans on properties classified as held for sale[1]	99,754	50,766	803	841	1,800	45,544
2010 Term Loan[2]	182,000	—	182,000	—	—	—
Interest on indebtedness[3]	416,418	99,393	67,773	60,188	62,869	126,195
Operating leases	10,618	1,998	1,782	1,598	2,763	2,477
Ground leases	42,961	637	658	658	1,295	39,713
Development and redevelopment commitments[4]	17,414	17,414	—	—	—	—
Total	**$ 2,487,217**	**$ 584,119**	**$ 368,267**	**$ 353,285**	**$ 481,196**	**$ 700,350**

[1] Of the balloon payments on mortgage loans secured by properties classified as held for sale coming due in 2013, $50.0 million was repaid in connection with the sale of Paxton Towne Centre in January 2013.

[2] The 2010 Credit Facility, which is comprised of the 2010 Term Loan and the Revolving Facility, has a variable interest rate that ranges between 2.00% and 3.00% plus LIBOR depending on our total leverage ratio.

[3] Includes payments expected to be made, including those in connection with interest rate swaps and forward starting interest rate swap agreements.

[4] The timing of the payments of these amounts is uncertain. We expect that the majority of such payments will be made prior to December 31, 2013, but cannot provide any assurance that changed circumstances at these projects will not delay the settlement of these obligations.

MORTGAGE LOAN ACTIVITY—UNCONSOLIDATED PROPERTIES The following table presents the mortgage loans secured by our unconsolidated properties entered into since January 1, 2010:

Financing Date	Property	Amount Financed or Extended (in millions of dollars)	Stated Interest Rate	Maturity
2012 Activity:				
July	Pavilion East[1]	$ 9.4	LIBOR plus 2.75%	August 2017
2011 Activity:				
June	Red Rose Commons[2][3]	29.9	5.14% fixed	July 2021
June	The Court at Oxford Valley[2][4]	60.0	5.56% fixed	July 2021
September	Metroplex Shopping Center[2][5]	87.5	5.00% fixed	October 2023
2010 Activity:				
April	Springfield Park/Springfield East[2][6]	10.0	LIBOR plus 2.80%	March 2015
May	Red Rose Commons[2]	0.3	LIBOR plus 4.00%	October 2011
June	Lehigh Valley Mall[2][7]	140.0	5.88% fixed	July 2020
November	Springfield Mall[2][8]	67.0	LIBOR plus 3.10%	November 2015

(1) The unconsolidated entity that owns Pavilion East entered into the mortgage loan. Our interest in the unconsolidated entity is 40%. The mortgage loan has a term of five years.
(2) The unconsolidated entity that owns this property entered into the mortgage loan. Our interest in the unconsolidated entity is 50%.
(3) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $24.2 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $2.1 million.
(4) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $32.0 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $12.8 million.
(5) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $57.8 million mortgage loan using proceeds from the new mortgage loan. After the repayment of the prior mortgage loan, the entity distributed to us excess proceeds of $16.3 million.
(6) The mortgage loan has a term of five years, with one five-year extension option.
(7) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $150.0 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $4.1 million.
(8) In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $72.3 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $2.9 million.

OTHER 2010 ACTIVITY In January 2010, the unconsolidated partnership that owns Springfield Park in Springfield, Pennsylvania repaid a mortgage loan with a balance of $2.8 million. Our share of the mortgage loan repayment was $1.4 million.

INTEREST RATE DERIVATIVE AGREEMENTS As of December 31, 2012, we had entered into eight interest rate swap agreements with a weighted average interest rate of 2.97% on a notional amount of $592.3 million maturing on various dates through November 2013, and two forward starting interest rate swap agreements with a weighted average interest rate of 1.25% on a notional amount of $53.1 million maturing in 2016 and 2017. We previously had entered into an interest rate cap that matured in April 2012.

We entered into these interest rate swap agreements in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable rate long term debt. We assessed the effectiveness of these swap agreements as hedges at inception and on a quarterly basis. On December 31, 2012, except as set forth below, we considered these interest rate swap agreements to be highly effective as cash flow hedges. The interest rate swap agreements are net settled monthly.

As the result of our permanent paydown of a portion of our 2010 Credit Facility in 2012 and expected repayments of mortgage loans secured by properties expected to be sold in 2013, we anticipated that we would not have sufficient 1-month LIBOR based interest payments to meet the entire swap notional amount related to three of our swaps. Therefore, it was probable that a portion of the hedged forecasted transactions (1-month LIBOR interest payments) associated with the three swaps would not occur by the end of the originally specified time period as documented at the inception of the hedging relationships. As such, previously deferred losses in other comprehensive income in the amount of $0.6 million related to these three interest rate swaps were reclassified into earnings during 2012. One of those swaps with a notional amount of $40.0 million no longer qualifies for hedge accounting as a result of the missed forecasted transactions and will be marked to market through earnings prospectively. These swaps are scheduled to expire by their terms in March 2013.

Additionally, certain of the properties that were under contract to be sold as of December 31, 2012 served as security for mortgage loans that were previously hedged. Since it was probable because of the pending sales that the hedged transactions as identified in our original hedge documentation would not occur, we reclassified $0.6 million from other comprehensive income to interest expense.

As of December 31, 2012, the fair value of derivatives in a net liability position, which excludes accrued interest but includes any adjustment for nonperformance risk related to these agreements, was $9.7 million in the aggregate. The carrying amount of the associated liabilities is reflected in "Fair value of derivative instruments" and the net unrealized loss is reflected in "Accumulated other comprehensive loss" in the accompanying consolidated balance sheets and consolidated statements of comprehensive income.

Cash Flows

Net cash provided by operating activities totaled $120.3 million for 2012 compared to $105.3 million for 2011 and $116.8 million for 2010. This increase in cash from operating activities in 2012 was primarily due to increased NOI, lower interest expense, and other working capital changes.

Cash flows used in investing activities were $88.2 million for 2012 compared to cash flows used in investing activities of $21.8 million for 2011 and cash flows provided by investing activities of $81.0 million for 2010. Investing activities for 2012 reflected investment in construction in progress of $38.1 million and real estate improvements of $43.5 million, primarily related to ongoing improvements at our properties. Investing activities for 2011 reflected investment in construction in progress of $25.4 million and real estate improvements of $36.0 million. Investing activities for 2011 reflected $7.6 million of proceeds from sales of real estate and $30.4 million in proceeds related to mortgage loans at three of our unconsolidated properties.

Cash flows used in financing activities were $20.0 million for 2012 compared to cash flows used in financing activities of $104.0 million for 2011 and $229.7 million for 2010. Cash flows used in financing activities for 2012 included the principal repayment of Exchangeable Notes of $136.9 million, a net $95.0 million paydown of the Revolving Facility, a $58.0 million repayment of the 2010 Term Loan, dividends and distributions of $44.5 million, principal installments on mortgage loans of $20.3 million and a $4.0 million principal payment on one mortgage loan. We also received $110.9 million in net proceeds from the issuance of Series A Preferred Shares, $83.3 million from the issuance of Series B Preferred Shares, and $151.0 million in net proceeds from new mortgage loans on Capital City Mall, Cherry Hill Mall, Cumberland Mall and Christiana Center in 2012. Cash flows used in financing activities for 2011 included dividends and distributions of $34.8 million, principal installments on mortgage loans of $21.2 million and $58.0 million of mortgage loan repayments and paydowns on Capital City Mall, One Cherry Hill Plaza and Logan Valley Mall mortgage loans.

See note 1 to our consolidated financial statements for detail regarding costs capitalized during 2012 and 2011.

Commitments

As of December 31, 2012, we had unaccrued contractual and other commitments related to our capital improvement projects and development projects of $17.4 million in the form of tenant allowances, lease termination fees, and contracts with general service providers and other professional service providers.

Environmental

We are aware of certain environmental matters at some of our properties. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate. See "Item 1A. Risk Factors—We might incur costs to comply with environmental laws, which could have an adverse effect on our results of operations" in our Annual Report on Form 10-K for the year ended December 31, 2012.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, strip centers, power centers, lifestyle centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties, on the basis of several factors, including location and rent charged. We compete with these companies to attract customers to our properties, as well as to attract anchor and non anchor store and other tenants. We also compete to acquire land for new site development, during more favorable economic conditions. Our malls and our strip and power centers face competition from similar retail centers, including more recently developed or renovated centers that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. Our tenants face competition from companies at the same and other properties and from other retail formats as well, including internet retailers. This competition could have a material adverse effect on our ability to lease space and on the amount of rent and expense reimbursements that we receive.

The development of competing retail properties and the related increased competition for tenants might, subject to the terms and conditions of the 2010 Credit Facility, require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and might also affect the total sales, sales per square foot, occupancy and net operating income of such properties. Any such capital improvements, undertaken individually or collectively, would involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. Our efforts to compete for acquisitions are also subject to the terms and conditions of our 2010 Credit Facility. Given current economic, capital market and retail industry conditions, however, there has been substantially less competition with respect to acquisition activity in recent quarters. When we seek to make acquisitions, competitors might drive up the price we must pay for properties, parcels, other assets or other companies or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, a better ability to finance an acquisition, and enhanced operating efficiencies. We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay a higher price for a property and/or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. Such tenants might enter into or renew leases with relatively shorter terms. Such tenants might also defer or fail to make rental payments when due, delay or defer lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease or preclude the collection of rent in connection with the space for a period of time, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy or store closings of those tenants might be more significant to us than the bankruptcy or store closings of other tenants.

See "Item 2. Properties—Major Tenants." Given current conditions in the economy, certain industries and the capital markets, in some instances retailers that have sought protection from creditors under bankruptcy law have had difficulty in obtaining debtor-in-possession financing, which has decreased the likelihood that such retailers will emerge from bankruptcy protection and has limited their alternatives. In addition, under many of our leases, our tenants pay rent based, in whole or in part, on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of their leases, or otherwise seek changes to the terms, including changes to the amount of rent, we might modify lease terms in ways that are less favorable to us.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of all or a portion of rent based on a percentage of a tenant's sales revenue, or sales revenue over certain levels. Income from such rent is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and a higher number of tenants vacate their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first and second quarters. Our concentration in the retail sector increases our exposure to seasonality and has resulted, and is expected to continue to result, in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rent based on a percentage of sales, which might increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which might reduce the impact of such increases on us. However, rent increases might not keep up with inflation, or if we recover a smaller proportion of property operating expenses, we might bear more costs if such expenses increase because of inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2012, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events, achievements or results and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be materially and adversely affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- our substantial debt and stated value of preferred shares and our high leverage ratio;
- constraining leverage, interest and tangible net worth covenants under our 2010 Credit Facility;
- potential losses on impairment of certain long-lived assets, such as real estate, or of intangible assets, such as goodwill;
- potential losses on impairment of assets that we might be required to record in connection with any dispositions of assets;
- recent changes to our corporate management team and any resulting modifications to our business strategies;
- our ability to refinance our existing indebtedness when it matures, on favorable terms or at all;
- our ability to raise capital, including through the issuance of equity or equity-related securities if market conditions are favorable, through joint ventures or other partnerships, through sales of properties or interests in properties, or through other actions;
- our short and long-term liquidity position;
- current economic conditions and their effect on employment and consumer confidence and spending, and the corresponding effects on tenant business performance, prospects, solvency and leasing decisions and on our cash flows, and the value and potential impairment of our properties;
- general economic, financial and political conditions, including credit and capital market conditions, changes in interest rates or unemployment;
- changes in the retail industry, including consolidation and store closings, particularly among anchor tenants;
- the effects of online shopping and other uses of technology on our retail tenants;
- our ability to maintain and increase property occupancy, sales and rental rates, in light of the relatively high number of leases that have expired or are expiring in the next two years;
- increases in operating costs that cannot be passed on to tenants;
- risks relating to development and redevelopment activities;
- concentration of our properties in the Mid-Atlantic region;

- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- potential dilution from any capital raising transactions;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in the section entitled "Item 1A. Risk Factors." We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-Rubin, Inc., which is a taxable REIT subsidiary of the Company.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2012, our consolidated debt portfolio consisted primarily of $182.0 million borrowed under our 2010 Term Loan, which bore interest at a weighted average interest rate of 3.25%, and $1,718.1 million in fixed and variable rate mortgage loans.

Twenty-four mortgage loans, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2032. Sixteen of the mortgage loans bear interest at a fixed rate and eight of the mortgage loans bear interest at variable rates.

The balances of the fixed rate mortgage loans have interest rates that range from 3.90% to 9.36% and had a weighted average interest rate of 5.36% at December 31, 2012. The eight variable rate mortgage loan balances had a weighted average interest rate of 2.46% at December 31, 2012. The weighted average interest rate of all consolidated mortgage loans was 4.74% at December 31, 2012. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" and mortgage loans for properties classified as held for sale are accounted in "Liabilities on assets held for sale" on the consolidated balance sheets and are not included in the table below.

Our interest rate risk is monitored using a variety of techniques. The following table presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

(in thousands of dollars) For the Year Ending December 31,	Fixed Rate Debt Principal Payments	Fixed Rate Debt Weighted Average Interest Rate	Variable Rate Debt Principal Payments	Variable Rate Debt Weighted Average Interest Rate
2013	$ 125,978	5.11%	$ 287,933	2.62%[1]
2014	$ 114,554	6.39%	$ 182,697[2]	3.24%[1]
2015	$ 289,273	5.76%	$ 727	2.31%[1]
2016	$ 228,845	5.40%	$ 24,779	2.31%[1]
2017 and thereafter	$ 617,216	5.36%	$ 28,050	3.25%[1]

(1) Based on the weighted average interest rate in effect as of December 31, 2012.
(2) Includes 2010 Term Loan borrowings of $182.0 million with a weighted average interest rate of 3.25% as of December 31, 2012.

At December 31, 2012, we had $574.2 million of variable rate debt (including one property classified as held for sale). To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors, or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See note 6 to our consolidated financial statements.

As of December 31, 2012, we had entered into eight interest rate swap agreements with a weighted average interest rate of 2.97% on a notional amount of $592.3 million maturing on various dates through November 2013, and two forward starting interest rate swap agreements with a weighted average interest rate of 1.25% on a notional amount of $53.1 million maturing in 2016 and 2017. We had entered into an interest rate cap that matured in April 2012. We entered into these interest rate swap agreements in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable interest rate long-term debt.

As the result of our permanent paydown of a portion of our 2010 Credit Facility in 2012 and expected repayments of mortgage loans secured by properties expected to be sold in 2013, we anticipated that we would not have sufficient 1-month LIBOR based interest payments to meet the entire swap notional amount related to three of our swaps. Therefore, it was probable that a portion of the hedged forecasted transactions (1-month LIBOR interest payments) associated with the three swaps would not occur by the end of the originally specified time period as documented at the inception of the hedging relationships. As such, previously deferred losses in other comprehensive income in the amount of $0.6 million related to these three interest rate swaps were reclassified into earnings during 2012. One of those swaps with a notional amount of $40.0 million no longer qualifies for hedge accounting as a result of the missed forecasted transactions and will be marked to market through earnings prospectively. These swaps are scheduled to expire by their terms in March 2013.

Additionally, certain of the properties that were under contract to be sold as of December 31, 2012 served as security for mortgage loans that were previously hedged. Since it was probable because of the pending sales that the hedged transactions as identified in our original hedge documentation would not occur, we reclassified $0.6 million from other comprehensive income to interest expense.

Changes in market interest rates have different effects on the fixed and variable portions of our debt portfolio. A change in market interest rates applicable to the fixed portion of the debt portfolio affects the fair value, but it has no effect on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of the debt portfolio affects the interest incurred and cash flows, but does not affect the fair value. The following sensitivity analysis related to the fixed debt portfolio, which includes the effects of our interest rate swap and cap agreements, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2012 levels, with all other variables held constant.

A 100 basis point increase in market interest rates would have resulted in a decrease in our net financial instrument position of $0.1 million at December 31, 2012. A 100 basis point decrease in market interest rates would have resulted in an increase in our net financial instrument position of $0.1 million at December 31, 2012. All of our payments on our variable rate debt included in our debt portfolio as of December 31, 2012 have been swapped to fixed interest rates. A 100 basis point increase in interest rates would not result in any additional interest annually. A 100 basis point decrease would not reduce interest incurred annually.

Because the information presented above includes only those exposures that existed as of December 31, 2012, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.



TRUSTEES

OFFICERS

JOSEPH F. CORADINO
Chief Executive Officer

RONALD RUBIN
Executive Chairman

GEORGE F. RUBIN
Vice Chairman

BRUCE GOLDMAN
Executive Vice President
General Counsel and Secretary

ROBERT F. MCCADDEN
Executive Vice President
and Chief Financial Officer

JOSEPH J. ARISTONE
Senior Vice President
Leasing

JUDITH E. BAKER
Senior Vice President
Human Resources

JONATHEN BELL
Senior Vice President
and Chief Accounting Officer

ELAINE BERGER
Senior Vice President
Specialty Leasing

DANIEL M. HERMAN
Senior Vice President
Development

ANDREW M. IOANNOU
Senior Vice President
Capital Markets and Treasurer

DEBRA L. LAMBERT
Senior Vice President
Legal

MARIO C. VENTRESCA, JR.
Senior Vice President
Acquisitions and Asset Management

ANDREW H. BOTTARO
Vice President
Development

HEATHER CROWELL
Vice President
Corporate Communications
and Investor Relations

BETH DESISTA
Vice President
Specialty Leasing

ANTHONY DILORETO
Vice President
Leasing

DANIEL G. DONLEY
Vice President
Asset Management

MICHAEL A. FENCHAK
Vice President
Asset Management

TIMOTHY HAVENER
Vice President
Leasing

WILLIAM INGRAHAM
Vice President
Partnership Marketing

DAVID MARSHALL
Vice President
Financial Services

CHRISTOPHER MROZINSKI
Vice President
Development

R. SCOTT PETRIE
Vice President
Retail Management

DAN RUBIN
Vice President
Anchor and Outparcel Leasing

M. DANIEL SCOTT
Vice President
Anchor and Outparcel Leasing

HELANE G. STEIN
Vice President
Information Technology

TIMOTHY M. TREMEL
Vice President
Construction and Design Services

JUDITH G. TRIAS
Vice President
Marketing

VINCE VIZZA
Vice President
Leasing

Investor Information

HEADQUARTERS
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164–0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
shareowneronline.com

Street or Courier Address
1110 Centre Pointe Curve, Suite 101
MAC N9173–010
Mendota Heights, MN 55120

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a Distribution Reinvestment and Share Purchase Plan for common shares (NYSE:PEI) that allows investors to invest directly in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at preit.com under Investor Relations, DRIP/Stock Purchase. You may also contact the Plan Administrator, Wells Fargo Shareowner Services, at 800.468.9716 or 651.450.4064.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
email: investorinfo@preit.com
preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS
The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 15, 2012, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2012.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2012	High	Low	Distributions Paid per Common Share
March 31	$15.74	$10.49	$0.15
June 30	$15.69	$11.81	0.16
September 30	$17.44	$13.86	0.16
December 31	$17.90	$15.42	0.16
			$0.63

Quarter Ended Calendar Year 2011	High	Low	Distributions Paid per Common Share
March 31	$15.62	$12.88	$0.15
June 30	$17.34	$13.64	0.15
September 30	$16.55	$ 7.72	0.15
December 31	$11.00	$ 6.50	0.15
			$0.60

In February 2013, our Board of Trustees declared a cash dividend of $0.18 per share payable in March 2013. Our future payment of distributions will be at the discretion of our Board of Trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our Board of Trustees deems relevant.

As of December 31, 2012, there were approximately 3,000 registered shareholders and 16,500 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 649 employees as of December 31, 2012.

STOCK MARKET
New York Stock Exchange
Common Ticker Symbol: PEI

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11AM on Wednesday, May 29, 2013 at the Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF
National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute


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The paper used in this report contains 10% recycled post-consumer waste. The use of this recycled paper is consistent with PREIT's Green Enterprise Initiative.





Pennsylvania Real Estate Investment Trust
200 South Broad Street | Philadelphia, PA 19102
215.875.0700 preit.com



PEI
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